UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the Fiscal Semiannual Period Ended June 30, 2026

MASTERWORKS VAULT 1, LLC

(Exact name of issuer as specified in its charter)

Commission File Number: 024-12098

Delaware	92-1162722
State of other jurisdiction of incorporation or Organization	(I.R.S. Employer Identification No.)

1 WORLD TRADE CENTER, 57TH FLOOR, NEW YORK, NY 10007

(Full mailing address of principal executive offices)

(203) 518-5172

(Issuer’s telephone number, including area code)

www.masterworks.com

(Issuer’s website)

Series 300 Class A Ordinary Shares, Series 300 Class A Ordinary Shares, Series 309 Class A Ordinary Shares, Series 315 Class A Ordinary Shares, Series 316 Class A Ordinary Shares, Series 318 Class A Ordinary Shares, Series 319 Class A Ordinary Shares, Series 320 Class A Ordinary Shares, Series 322 Class A Ordinary Shares, Series 323 Class A Ordinary Shares, Series 329 Class A Ordinary Shares, Series 336 Class A Ordinary Shares, Series 338 Class A Ordinary Shares, Series 339 Class A Ordinary Shares, Series 340 Class A Ordinary Shares, Series 343 Class A Ordinary Shares, Series 344 Class A Ordinary Shares, Series 345 Class A Ordinary Shares, Series 346 Class A Ordinary Shares, Series 348 Class A Ordinary Shares, Series 360 Class A Ordinary Shares, Series 362 Class A Ordinary Shares, Series 365 Class A Ordinary Shares, Series 370 Class A Ordinary Shares, Series 372 Class A Ordinary Shares, Series 374 Class A Ordinary Shares, Series 377 Class A Ordinary Shares, Series 386 Class A Ordinary Shares, Series 401 Class A Ordinary Shares, Series 411 Class A Ordinary Shares, Series 415 Class A Ordinary Shares, Series 417 Class A Ordinary Shares, Series 420 Class A Ordinary Shares, Series 421 Class A Ordinary Shares, Series 423 Class A Ordinary Shares, Series 429 Class A Ordinary Shares, Series 442 Class A Ordinary Shares, Series 446 Class A Ordinary Shares, Series 451 Class A Ordinary Shares, Series 453 Class A Ordinary Shares, Series 463 Class A Ordinary Shares, Series 467 Class A Ordinary Shares, Series 469 Class A Ordinary Shares, Series 470 Class A Ordinary Shares, Series 486 Class A Ordinary Shares, Series 488 Class A Ordinary Shares, Series 489 Class A Ordinary Shares, Series 497 Class A Ordinary Shares, Series 498 Class A Ordinary Shares, Series 506 Class A Ordinary Shares, Series 508 Class A Ordinary Shares, Series 510 Class A Ordinary Shares, Series 512 Class A Ordinary Shares, Series 513 Class A Ordinary Shares, Series 520 Class A Ordinary Shares, Series 521 Class A Ordinary Shares, Series 522 Class A Ordinary Shares, Series 548 Class A Ordinary Shares

(Securities issued pursuant to Regulation A)

1

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Report contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “plan,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, or state other forward-looking information. Our ability to predict future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, actual outcomes could differ materially from those set forth or anticipated in our forward-looking statements. Factors that could cause our forward-looking statements to differ from actual outcomes include, but are not limited to, those described under the heading “Risk Factors” in our most recent Offering Circular filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this Report. Furthermore, except as required by law, we are under no duty to, and do not intend to, update any of our forward-looking statements after the date of this Report, whether as a result of new information, future events or otherwise.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

As used in this Report, “we,” “our,” “ours,” “us,” or the “Company,” refer to Masterworks Vault 1, LLC, a Delaware series limited liability company and, as the context requires, the series of the Company and the segregated portfolios of Masterworks Cayman, SPC that holds title to the Artwork of each series, individually or collectively. “Masterworks” refers to Masterworks, LLC, and or its wholly owned subsidiaries.

The following discussion of the financial condition and results of operations of the Company should be read in conjunction with our unaudited Consolidated Financial Statements and the related notes. The Consolidated Financial Statements included in this filing are unaudited and have not been reviewed, and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all necessary adjustments have been included to make the interim Consolidated Financial Statements not misleading.

Overview

We are a Delaware series limited liability company formed on November 9, 2022 to facilitate investment in distinct artworks (each, an “Artwork” and collectively, the “Artworks”). We are managed by our affiliate, Masterworks Administrative Services, LLC (the “Administrator”).

Each Artwork is owned by a separate series of the Company. Each series raises investment capital by offering Class A shares pursuant to Regulation A of the Securities Act of 1933, as amended (each an “Offering” and, collectively, “Offerings”). The Class A shares of each series represent ordinary membership interests in such series (“Class A shares”) and an investment solely in a particular series and, thus, indirectly in the Artwork beneficially owned by that series. As a Delaware series limited liability company, the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular series of the Company are segregated and enforceable only against the assets of such series under Delaware law.

On or about May 19, 2023, the Company commenced accepting subscriptions for one or more Offerings. As of June 30, 2026, aggregate subscriptions of $56,732,580 had been accepted by the Company and closed upon, resulting in the issuance of an aggregate of 2,836,629 Class A ordinary shares of various series at $20.00 per share. All of the proceeds from each Offering are used to pay, directly or indirectly, for the acquisition of Artwork, and to pay an expense allocation to Masterworks.

2

During all relevant times following the initial closing of each Offering, each series holds title to the specific Artwork that it acquires in a segregated portfolio of Masterworks Cayman, SPC, or “Masterworks Cayman”, a Cayman Islands segregated portfolio company. A segregated portfolio company registered under the Cayman Islands Companies Law is a single entity which may establish internal segregated portfolios. Each series owns 100% of the ordinary share capital of the applicable segregated portfolio, and such segregated portfolio will be treated as a subsidiary of the applicable series for financial reporting purposes. As of June 30, 2026, no series of the Company or any segregated portfolio of Masterworks Cayman beneficially owns any material assets other than cash and/or the single Artwork associated with such series or has any indebtedness or commercial obligations following the final closing of such series offering other than obligations arising pursuant to a management services agreement with Masterworks and potential contractual obligations associated with an eventual sale of the Artwork of a series.

Pursuant to a management services agreement by and between the Company, on behalf of each applicable series, Masterworks Cayman, on behalf of each applicable segregated portfolio, and the Administrator (the “Services Agreement”), Masterworks manages all of our administrative services and funds all ordinary and necessary costs and expenses to maintain the Artwork of each series in exchange for preferred equity interests in each segregated portfolio of Masterworks Cayman (“SPC Preferred shares”) issued at a rate of 1.5% of the total equity interests of each segregated portfolio of Masterworks Cayman outstanding, per annum. The SPC Preferred share issuances are made quarterly in arrears and there is no overall limit to the number of SPC Preferred shares that may be issued to Masterworks. Masterworks will be entitled to receive $20.00 per SPC Preferred share in preference to distributions to holders of Class A shares. Each series of the Company or segregated portfolio of Masterworks Cayman, as applicable, will remain obligated to reimburse the Administrator for any extraordinary or non-routine costs, payments and expenses, if any, in cash from the proceeds of a sale of the Artwork of such series, and Masterworks may also charge additional transactional fees upon a private sale of Artwork in certain circumstances.

In addition, a one-time expense allocation payment to Masterworks by each series from the proceeds of a series offering is intended to be reasonable compensation for (a) financing commitments, (ii) Masterworks’ sourcing the Artwork of such series, (iii) all research, data analysis, condition reports, appraisal, due diligence, travel, currency conversion and legal services to acquire the Artwork of such series and (iv) the use of the Masterworks Platform and Masterworks intellectual property. No such charges or expenses are otherwise invoiced to the Company.

Other than activities related to each series offering and the acquisition and maintenance of the Artworks, we have not conducted any other business activities or operations. Our strategy is to display, promote and market the Artwork of each series in a manner designed to enhance its provenance and increase its exposure and its value.

We do not expect to generate any material amount of revenues or cash flow unless and until we sell the Artwork of a series. We are totally reliant on Masterworks to maintain the Artwork and administer our business. Although we believe the Administrator has sufficient capital resources and sources of liquidity to perform its obligations under the Services Agreement for the foreseeable future, there can be no assurance that the Administrator will be able to maintain sufficient capital to satisfy its obligations in future periods.

Operating Results

Our operating results for any particular series for any fiscal period following the closing date on which the applicable series offering is fully subscribed will only reflect the management services fee, which includes all ordinary and necessary operating expenses, and any extraordinary or non-recurring items for which we are responsible. Accordingly, differences in operating results from one fiscal period to the next are primarily attributable to the timing of the acquisition and disposition of the Artwork of a series. Operating results for a particular series for any fiscal period may also be affected by changes in the fair value of the Artwork of such series, since the services fee payable to Masterworks in the form of SPC Preferred shares is recognized at the time the SPC Preferred shares are issued, measured using the net asset value of the applicable segregated portfolio effective as of the quarter-end for which the fee is due and payable.

During the periods presented in the unaudited Consolidated Financial Statements included in this Report, neither the Company nor any series was responsible for any extraordinary or non-recurring expenses.

During the six months ended June 30, 2026, Series 377 sold its Artwork, Untitled (2014) by Christine Ay Tjoe, on April 2, 2026 for gross proceeds of $450,000 and recognized a gain of $177,982, which is included in Gain on Sale of Artwork in the accompanying Consolidated Statement of Operations. That series is in liquidation; the distribution of the net proceeds to the holders of its Class A ordinary shares is described in the notes to the Consolidated Financial Statements.

3

Contingent Liabilities

Neither the Company nor any series had any contingent liabilities as of June 30, 2026.

Income Taxes

The Company is treated as a single partnership for U.S. federal income tax purposes and files one partnership return covering all of its series. The series are not separate taxpayers and do not file separately.

Because the economic arrangement differs from series to series, the partnership uses special allocations to attribute the income, gain, loss and deduction of each series to the members of that series. Each member is allocated its pro rata share of the results of the series in which it holds shares, after giving effect to the distribution waterfall of that series, including the entitlements of the Class B shares and of any Class A preferred shares. The allocations are made so that each member’s share of taxable income or loss follows the economic arrangement set out in the operating agreement.

As a partnership, the Company generally is not subject to U.S. federal income tax. Each member that is subject to U.S. tax takes into account its allocated share, whether or not distributed, and reports it on its own return. Taxable income or loss allocated to a member may differ significantly from the income or loss reported for that series in these financial statements. Accordingly, no provision for income taxes is reflected in these financial statements.

Liquidity and Capital Resources of the Administrator

We do not maintain any material liquid assets and, accordingly, we rely upon the Administrator to pay for the maintenance and administration of our Company and the business of each series in accordance with the Services Agreement. The table below summarizes selected unaudited balance sheet information of the Administrator as of June 30, 2026 and as of December 31, 2025, respectively:

	June 30, 2026	December 31, 2025
Assets
Cash, cash equivalents and restricted cash	$1,744,208	$3,507,005
Receivables	5,059,806	11,463
Prepaid expenses and other current assets	804,975	804,795
Total current assets	7,608,989	4,323,263
Investments in securities from affiliates	19,649,229	25,425,229
Property and equipment, net	267,696	364,415
Other assets	2,478,357	3,104,237
Total assets	$30,004,271	$33,217,144
Liabilities
Other current liabilities	$1,109,370	$1,124,383
Current portion of operating lease liability	1,255,003	1,227,927
Total current liabilities	2,364,373	2,352,310
Operating lease liability, net of current portion	539,292	1,173,636
Total liabilities	2,903,665	3,525,946
Member’s Equity	$27,100,606	$29,691,198
Total Member’s equity	$27,100,606	$29,691,198

We believe the Administrator has sufficient sources of current and future liquidity to satisfy its obligations under the Services Agreement for the foreseeable future. We do not believe the Company will need to raise any additional funds through the issuance and sale of securities for any series that has completed an offering in the foreseeable future, excluding management fee shares, and we are not permitted to do so under our operating agreement without prior approval of holders of the Class A ordinary shares of such series.

Masterworks, including the Administrator, has experienced considerable growth since inception in 2017, which has been funded primarily through borrowings from Scott W. Lynn, the Founder of Masterworks, equity contributions of approximately $110 million from private investors in October 2021. Masterworks earns the vast majority of its management fees and obtains profits interests in the form of equity interests in issuers sponsored on the Masterworks Platform and periodically sells these equity interests for cash consideration. Typically, preferred equity interests earned are converted to ordinary equity interests prior to sale. Masterworks has generated operating losses and negative cash flows from operations since 2022.

4

The Administrator earns fees in the form of SPC Preferred shares. Once earned the SPC Preferred shares will be exchangeable for Class A shares of the series of which the segregated portfolio holds the Artwork at an exchange rate of 1 for 1, which effectively results in dilution of other Class A shareholders of 1.5% per annum. The direct incremental costs incurred by the Administrator to satisfy its obligations under the Services Agreement are expected to be less than its revenues.

The Administrator has covenanted in the Services Agreement that for so long as such agreement remains in effect, the Administrator will maintain on hand cash reserves sufficient to pay at least one year of estimated expenses to satisfy its obligations under the Services Agreement to fund the Company’s and each series operations until the sale of the Artwork of each series. The costs incurred by the Administrator to satisfy its obligations under the Services Agreement and similar agreements for other issuers are expected to be less than its cash inflows, though such cash inflows may be insufficient to fund the Administrator’s operations and growth initiatives. Masterworks intends to fund its ongoing operations and future growth through the sale of management fee shares, together with other revenues generated by Masterworks, and may seek additional sources of third-party financing.

The Administrator conducts other business activities, including the management of other entities similar to the Company and expects that the Administrator’s cash inflows will consistently exceed its costs in future fiscal periods. The Company cannot estimate at this time what the aggregate costs and expenses of the Administrator will be with respect to such activities as they will depend on many factors. Additionally, we intend to own the Artwork of each series for an indefinite period, although we will evaluate any reasonable third party offers to acquire the Artwork of a series following the offering conducted by the series. Sales of Artwork by Masterworks affiliates, including the Company, have been slower than anticipated due primarily to weak macro conditions in the art market during recent fiscal periods.

Recent Developments in the Art Market

The global art market entered a recovery cycle in 2025 following a prolonged downturn, and that recovery extended through the first half of 2026. At the three major auction houses, Christie’s, Sotheby’s and Phillips, combined fine art auction sales rose 14.7% to $7.04 billion in 2025, and rose 81.9% year-over-year to $5.22 billion in the first half of 2026, the strongest first-half result since 2022. This followed a significant contraction in 2024, when fine art auction sales at the three houses declined 26.0% to $6.14 billion. While the global art market is large, its exact size is unknown and statistical data is inconsistent, and the auction figures in this section cover only the three houses named above.

Single-owner collections appear to have been a large driver of the recovery. They accounted for $2.17 billion of sales in the first half of 2026, or roughly 32% of total auction value across all collectible categories at the three houses. New York contributed $1.41 billion of that, up from approximately $525 million a year earlier, and London $568 million. Two collections accounted for 45% of that total: Christie’s Masterpieces: The Private Collection of S.I. Newhouse, which realized $630.8 million, and Sotheby’s Masterpieces from the Lewis Collection, at $346.5 million in London in June. Fine art sales for the period were up 82.6% at Christie’s, 87.2% at Sotheby’s, and 37.7% at Phillips.

Impressionist and Modern art has led the recovery in both periods, rising 31.4% in 2025 and a further 133.4% in the first half of 2026 to $2.31 billion. Much of that increase came from a small number of works, including Gustav Klimt’s Bildnis Elisabeth Lederer, which sold for $236.4 million. The number of lots sold in the category fell by a third in 2025 even as its value rose. Post-War and Contemporary art, the category most relevant to the Company’s portfolio, was more subdued in 2025, easing 2.6% to $2.84 billion, though it remained the largest fine art category at auction in that year. It recovered in the first half of 2026, rising 56.9% to $1.92 billion, although Impressionist and Modern art was the larger category in that period.

The market for works by women artists strengthened in the first quarter of 2026. Auction sales of works by women artists at the three major houses totaled $105.5 million in that quarter, an increase of 58.7% year-over-year and the first opening quarter above $100 million since at least 2018. This followed a weaker 2025, in which sales by women artists declined 6.7% to approximately $502 million. The highest price paid for a work by a woman artist in 2025 was $54.7 million, for Frida Kahlo’s El sueño (La cama) at Sotheby’s New York in November. Women artists accounted for approximately 20% of artists selling at auction in 2025.

Based on a repeat-sales index of historical art market prices computed on a value-weighted basis and focused on the Post-War & Contemporary Art category, as developed by Masterworks, the Post-War & Contemporary Art category has exhibited price appreciation at an estimated annualized rate of 10.07% from 1995 to 2026, versus 10.53% for the S&P 500 Index on a total return basis, with a correlation factor of 0.01 on quarterly returns. Art market transaction volume has also shown resilience through periods of financial stress, such as 2001-2, 2008-9 and 2020. We believe these characteristics present the investment case for art as a possible risk diversifier.

Looking ahead through the balance of 2026, indicators of market participation have continued to improve. The sell-through rate across the three houses reached 91.3% in the first half of 2026, surpassing 90% for the first time in a first-half auction season, with 131 white-glove sales. Lots sold rose 4.6% to 54,869.

We expect the autumn 2026 auction season to be an important test of the durability of the current cycle. Market participants do not uniformly expect the first half’s pace to continue: a majority of market experts surveyed by ArtTactic in March 2026 anticipated that the auction market would consolidate around current levels over the coming months rather than sustain first-half growth rates.

Geopolitical and economic uncertainty, together with the effects of cross-border trade policy, remain risks to demand. Some categories of art have retained a special status under current trade regulations, which has left the market relatively insulated from direct tariff costs, but policy volatility has increased the administrative burden and cost of cross-border transactions and has weighed on buyer and seller confidence. In a survey conducted at the end of 2025, 80% of mid-tier auction houses reported that tariffs and cross-border trade barriers had negatively affected their business during the year; none reported a positive effect.

Through the first half of 2026, art market transaction volumes and sell-through rates have improved relative to prior periods, which has increased near-term opportunities for artwork sales by us and, by extension, capital formation for new Masterworks offerings. The Company completed the sale of the Artwork of one or more series during the six months ended June 30, 2026, as described above under Operating Results, and has made or commenced corresponding distributions to the holders of Class A ordinary shares of those series. We expect market conditions to continue to support exit opportunities through the balance of 2026. The Company continues to exercise flexibility in timing sales based on market conditions, and intends to hold the Artwork of each series for an indefinite period while evaluating reasonable third-party offers. For the Administrator, increased realized sales have increased cash flows from profit participation, while management fee accruals continue as designed. We are not otherwise aware of any trends, uncertainties, demands, commitments or events that will materially affect our operations.

Commitments from Affiliates to Fund Operations

We have a written agreement with the Administrator to fund our operations and costs to maintain the Artwork of each series until we sell the Artwork or the earlier termination of the Services Agreement.

Masterworks, LLC, the parent of the Administrator, is party to a revolving senior secured promissory note with Lynn Family Trust 001, an entity affiliated with Scott W. Lynn, the Company’s Chief Executive Officer and Chief Financial Officer. The note provides for borrowings of up to $7,000,000. No amount was outstanding as of the date of this Report. The facility remains available to be drawn through the end of its term on June 17, 2027. The Company is not a borrower under, and has no obligation in respect of, the note.

Item 2. Other Information

None.

5

Item 3. Consolidated Financial Statements

MASTERWORKS Vault 1, LLC

Consolidated Financial Statements

As of June 30, 2026 and December 31, 2025 and

For the Periods January 1, 2026 Through June 30, 2026

and January 1, 2025 Through June 30, 2025

F-1

MASTERWORKS VAULT 1, LLC

Consolidated Balance Sheet

As of June 30, 2026

	Series 300	Series 309	Series 315	Series 316	Series 318	Series 319	Series 320	Series 323	Series 329	Series 336	Series 338
ASSETS
Current Assets:
Cash and Cash Equivalents	$130	$130	$130	$130	$130	$130	$130	$130	$130	$130	$130
Receivable from Affiliates	-	-	-	-	-	-	-	-	-	-	-
Receivable from sale of artwork	-	-	-	-	-	-	-	-	-	-	-
Total Current Assets	130	130	130	130	130	130	130	130	130	130	130
Artwork	1,560,000	2,003,000	634,000	944,000	501,000	626,000	405,000	458,000	561,000	391,000	894,000
Total Assets	$1,560,130	$2,003,130	$634,130	$944,130	$501,130	$626,130	$405,130	$458,130	$561,130	$391,130	$894,130

LIABILITIES AND MEMBERS’ EQUITY
Current Liabilities:
Unsettled subscriptions and investor subscription deposits	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
Amounts due to affiliate for purchase of artwork	-	-	-	-	-	-	-	-	-	-	-
Other amounts due to affiliates	-	-	-	-	-	-	-	-	-	-	-
Total Current Liabilities	-	-	-	-	-	-	-	-	-	-	-
Total Liabilities	-	-	-	-	-	-	-	-	-	-	-

Members’ Equity:
Total Members’ Equity	1,560,130	2,003,130	634,130	944,130	501,130	626,130	405,130	458,130	561,130	391,130	894,130
Noncontrolling interests in consolidated subsidiary	44,970	30,600	25,180	36,540	13,194	26,600	14,520	15,745	8,840	16,220	14,923
Members’ Equity	1,515,160	1,972,530	608,950	907,590	487,936	599,530	390,610	442,385	552,290	374,910	879,207

Total Liabilities And Members’ Equity	$1,560,130	$2,003,130	$634,130	$944,130	$501,130	$626,130	$405,130	$458,130	$561,130	$391,130	$894,130

F-2

Consolidated Balance Sheet

As of June 30, 2026

	Series 339	Series 340	Series 343	Series 344	Series 345	Series 346	Series 348	Series 360	Series 362	Series 365	Series 370
ASSETS
Current Assets:
Cash and Cash Equivalents	$130	$130	$130	$130	$130	$130	$130	$120	$120	$120	$130
Receivable from Affiliates	-	-	-	-	-	-	-	-	-	-	-
Receivable from sale of artwork	-	-	-	-	-	-	-	-	-	-	-
Total Current Assets	130	130	130	130	130	130	130	120	120	120	130
Artwork	1,780,000	4,331,000	522,000	488,000	2,220,000	541,000	1,804,000	1,332,000	944,000	422,000	555,000
Total Assets	$1,780,130	$4,331,130	$522,130	$488,130	$2,220,130	$541,130	$1,804,130	$1,332,120	$944,120	$422,120	$555,130

LIABILITIES AND MEMBERS’ EQUITY
Current Liabilities:
Unsettled subscriptions and investor subscription deposits	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
Amounts due to affiliate for purchase of artwork	-	-	-	-	-	-	-	-	-	-	-
Other amounts due to affiliates	-	-	-	-	-	-	-	-	-	-	-
Total Current Liabilities	-	-	-	-	-	-	-	-	-	-	-
Total Liabilities	-	-	-	-	-	-	-	-	-	-	-

Members’ Equity:
Total Members’ Equity	1,780,130	4,331,130	522,130	488,130	2,220,130	541,130	1,804,130	1,332,120	944,120	422,120	555,130
Noncontrolling interests in consolidated subsidiary	55,733	133,007	21,720	20,440	71,340	22,260	32,740	29,180	26,320	9,560	23,040
Members’ Equity	1,724,397	4,198,123	500,410	467,690	2,148,790	518,870	1,771,390	1,302,940	917,800	412,560	532,090

Total Liabilities And Members’ Equity	$1,780,130	$4,331,130	$522,130	$488,130	$2,220,130	$541,130	$1,804,130	$1,332,120	$944,120	$422,120	$555,130

F-3

Consolidated Balance Sheet

As of June 30, 2026

	Series 372	Series 374	Series 377	Series 386	Series 401	Series 411	Series 415	Series 417	Series 420	Series 421	Series 423
ASSETS
Current Assets:
Cash and Cash Equivalents	$130	$130	$3,407	$120	$100	$120	$620	$120	$120	$(691)	$120
Receivable from Affiliates	-	-	-	-	-	-	-	-	-	-	-
Receivable from sale of artwork	-	-	-	-	-	-	-	-	-	-	-
Total Current Assets	130	130	3,407	120	100	120	620	120	120	(691)	120
Artwork	622,000	666,000	-	2,553,000	-	882,000	504,000	999,000	611,000	601,000	368,000
Total Assets	$622,130	$666,130	$3,407	$2,553,120	$100	$882,120	$504,620	$999,120	$611,120	$600,309	$368,120

LIABILITIES AND MEMBERS’ EQUITY
Current Liabilities:
Unsettled subscriptions and investor subscription deposits	$-	$-	$-	$-	$-	$-	$500	$-	$-	$(811)	$-
Amounts due to affiliate for purchase of artwork	-	-	-	-	-	-	-	-	-	-	-
Other amounts due to affiliates	-	-	-	-	-	-	-	-	-	-	-
Total Current Liabilities	-	-	-	-	-	-	500	-	-	(811)	-
Total Liabilities	-	-	-	-	-	-	500	-	-	(811)	-

Members’ Equity:
Total Members’ Equity	622,130	666,130	3,407	2,553,120	100	882,120	504,120	999,120	611,120	601,120	368,120
Noncontrolling interests in consolidated subsidiary	25,844	27,480	-	56,940	-	31,625	18,421	29,780	21,651	12,230	11,702
Members’ Equity	596,286	638,650	3,407	2,496,180	100	850,495	485,699	969,340	589,469	588,890	356,418

Total Liabilities And Members’ Equity	$622,130	$666,130	$3,407	$2,553,120	$100	$882,120	$504,620	$999,120	$611,120	$600,309	$368,120

F-4

Consolidated Balance Sheet

As of June 30, 2026

	Series 429	Series 442	Series 446	Series 451	Series 453	Series 463	Series 467	Series 469	Series 470	Series 486	Series 488
ASSETS
Current Assets:
Cash and Cash Equivalents	$120	$120	$3,730	$120	$410	$2,610	$610	$110	$130	$110	$110
Receivable from Affiliates	-	-	-	-	-	-	-	-	-	-	-
Receivable from sale of artwork	-	-	-	-	-	-	-	-	-	-	-
Total Current Assets	120	120	3,730	120	410	2,610	610	110	130	110	110
Artwork	838,000	422,000	5,550,000	300,000	9,657,000	361,000	261,000	305,000	250,000	212,000	555,000
Total Assets	$838,120	$422,120	$5,553,730	$300,120	$9,657,410	$363,610	$261,610	$305,110	$250,130	$212,110	$555,110

LIABILITIES AND MEMBERS’ EQUITY
Current Liabilities:
Unsettled subscriptions and investor subscription deposits	$-	$-	$3,610	$-	$-	$2,500	$500	$-	$20	$-	$-
Amounts due to affiliate for purchase of artwork	-	-	-	-	-	-	-	-	-	-	-
Other amounts due to affiliates	-	-	-	-	-	-	-	-	-	-	-
Total Current Liabilities	-	-	3,610	-	-	2,500	500	-	20	-	-
Total Liabilities	-	-	3,610	-	-	2,500	500	-	20	-	-

Members’ Equity:
Total Members’ Equity	838,120	422,120	5,550,120	300,120	9,657,410	361,110	261,110	305,110	250,110	212,110	555,110
Noncontrolling interests in consolidated subsidiary	24,660	9,220	116,830	7,160	131,336	5,080	4,120	5,590	4,968	3,808	8,072
Members’ Equity	813,460	412,900	5,433,290	292,960	9,526,074	356,030	256,990	299,520	245,142	208,302	547,038

Total Liabilities And Members’ Equity	$838,120	$422,120	$5,553,730	$300,120	$9,657,410	$363,610	$261,610	$305,110	$250,130	$212,110	$555,110

F-5

Consolidated Balance Sheet

As of June 30, 2026

	Series 489	Series 497	Series 498	Series 506	Series 508	Series 510	Series 512	Series 513	Series 520	Series 521	Series 522
ASSETS
Current Assets:
Cash and Cash Equivalents	$110	$610	$110	$110	$110	$8,360	$100	$27,020	$100	$100	$-
Receivable from Affiliates	-	-	-	-	-	-	100	-	-	-	100
Receivable from sale of artwork	-	-	-	-	-	-	-	-	-	-	-
Total Current Assets	110	610	110	110	110	8,360	200	27,020	100	100	100
Artwork	555,000	500,000	361,000	225,000	944,000	500,000	622,000	1,466,300	307,000	182,000	278,000
Total Assets	$555,110	$500,610	$361,110	$225,110	$944,110	$508,360	$622,200	$1,493,320	$307,100	$182,100	$278,100

LIABILITIES AND MEMBERS’ EQUITY
Current Liabilities:
Unsettled subscriptions and investor subscription deposits	$-	$500	$-	$-	$-	$6,840	$100	$26,920	$-	$-	$-
Amounts due to affiliate for purchase of artwork	-	-	-	-	-	-	-	48,251	-	-	-
Other amounts due to affiliates	-	8,340	500	-	-	194,940	2,440	145,809	2,480	16,440	-
Total Current Liabilities	-	8,840	500	-	-	201,780	2,540	220,980	2,480	16,440	-
Total Liabilities	-	8,840	500	-	-	201,780	2,540	220,980	2,480	16,440	-

Members’ Equity:
Total Members’ Equity	555,110	491,770	360,610	225,110	944,110	306,580	619,660	1,272,340	304,620	165,660	278,100
Noncontrolling interests in consolidated subsidiary	6,472	4,420	3,060	1,860	9,480	-	4,140	-	1,120	-	1,080
Members’ Equity	548,638	487,350	357,550	223,250	934,630	306,580	615,520	1,272,340	303,500	165,660	277,020

Total Liabilities And Members’ Equity	$555,110	$500,610	$361,110	$225,110	$944,110	$508,360	$622,200	$1,493,320	$307,100	$182,100	$278,100

F-6

Consolidated Balance Sheet

As of June 30, 2026

	Series 548	Consolidated
ASSETS
Current Assets:
Cash and Cash Equivalents	$-	$52,038
Receivable from Affiliates	-	200
Receivable from sale of artwork	-	-
Total Current Assets	-	52,238
Artwork	-	56,373,300
Total Assets	$-	$56,425,538

LIABILITIES AND MEMBERS’ EQUITY
Current Liabilities:
Unsettled subscriptions and investor subscription deposits	$-	$40,681
Amounts due to affiliate for purchase of artwork	-	48,251
Other amounts due to affiliates	-	370,949
Total Current Liabilities	-	459,881
Total Liabilities	-	459,881

Members’ Equity:
Total Members’ Equity	-	55,965,657
Noncontrolling interests in consolidated subsidiary	-	1,280,820
Members’ Equity	-	54,684,837

Total Liabilities And Members’ Equity	$-	$56,425,538

F-7

Consolidated Balance Sheet

As of December 31, 2025

	Series 300	Series 309	Series 315	Series 316	Series 318	Series 319	Series 320	Series 323	Series 329	Series 336	Series 338
ASSETS
Current Assets:
Cash and Cash Equivalents	$130	$130	$130	$130	$130	$130	$130	$130	$130	$130	$130
Receivable from Affiliates	-	-	-	-	-	-	-	-	-	-	-
Receivable from sale of artwork	-	-	-	-	-	-	-	-	-	-	-
Total Current Assets	130	130	130	130	130	130	130	130	130	130	130
Artwork	1,560,000	2,003,000	634,000	944,000	501,000	626,000	405,000	458,000	561,000	391,000	894,000
Total Assets	$1,560,130	$2,003,130	$634,130	$944,130	$501,130	$626,130	$405,130	$458,130	$561,130	$391,130	$894,130

LIABILITIES AND MEMBERS’ EQUITY
Current Liabilities:
Unsettled subscriptions and investor subscription deposits	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
Amounts due to affiliate for purchase of artwork	-	-	-	-	-	-	-	-	-	-	-
Other amounts due to affiliates	-	-	-	-	-	-	-	-	-	-	-
Total Current Liabilities	-	-	-	-	-	-	-	-	-	-	-
Total Liabilities	-	-	-	-	-	-	-	-	-	-	-

Members’ Equity:
Total Members’ Equity	1,560,130	2,003,130	634,130	944,130	501,130	626,130	405,130	458,130	561,130	391,130	894,130
Noncontrolling interests in consolidated subsidiary	42,335	15,240	20,940	30,300	9,319	22,620	11,720	12,605	4,520	13,720	7,336
Members’ Equity	1,517,795	1,987,890	613,190	913,830	491,811	603,510	393,410	445,525	556,610	377,410	886,794

Total Liabilities And Members’ Equity	$1,560,130	$2,003,130	$634,130	$944,130	$501,130	$626,130	$405,130	$458,130	$561,130	$391,130	$894,130

F-8

Consolidated Balance Sheet

As of December 31, 2025

	Series 339	Series 340	Series 343	Series 344	Series 345	Series 346	Series 348	Series 360	Series 362	Series 365	Series 370
ASSETS
Current Assets:
Cash and Cash Equivalents	$130	$130	$130	$130	$130	$130	$130	$120	$120	$120	$130
Receivable from Affiliates	-	-	-	-	-	-	-	-	-	-	-
Receivable from sale of artwork	-	-	-	-	-	-	-	-	-	-	-
Total Current Assets	130	130	130	130	130	130	130	120	120	120	130
Artwork	1,780,000	4,331,000	522,000	488,000	2,220,000	541,000	1,804,000	1,332,000	944,000	422,000	555,000
Total Assets	$1,780,130	$4,331,130	$522,130	$488,130	$2,220,130	$541,130	$1,804,130	$1,332,120	$944,120	$422,120	$555,130

LIABILITIES AND MEMBERS’ EQUITY
Current Liabilities:
Unsettled subscriptions and investor subscription deposits	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
Amounts due to affiliate for purchase of artwork	-	-	-	-	-	-	-	-	-	-	-
Other amounts due to affiliates	-	-	-	-	-	-	-	-	-	-	-
Total Current Liabilities	-	-	-	-	-	-	-	-	-	-	-
Total Liabilities	-	-	-	-	-	-	-	-	-	-	-

Members’ Equity:
Total Members’ Equity	1,780,130	4,331,130	522,130	488,130	2,220,130	541,130	1,804,130	1,332,120	944,120	422,120	555,130
Noncontrolling interests in consolidated subsidiary	57,204	133,690	18,320	17,240	75,220	18,740	19,060	19,100	19,240	6,320	19,440
Members’ Equity	1,722,926	4,197,440	503,810	470,890	2,144,910	522,390	1,785,070	1,313,020	924,880	415,800	535,690

Total Liabilities And Members’ Equity	$1,780,130	$4,331,130	$522,130	$488,130	$2,220,130	$541,130	$1,804,130	$1,332,120	$944,120	$422,120	$555,130

F-9

Consolidated Balance Sheet

As of December 31, 2025

	Series 372	Series 374	Series 377	Series 386	Series 401	Series 411	Series 415	Series 417	Series 420	Series 421	Series 423
ASSETS
Current Assets:
Cash and Cash Equivalents	$130	$130	$130	$120	$100	$120	$620	$120	$120	$120	$120
Receivable from Affiliates	-	-	-	-	-	-	-	-	-	-	-
Receivable from sale of artwork	-	-	-	-	-	-	-	-	-	-	-
Total Current Assets	130	130	130	120	100	120	620	120	120	120	120
Artwork	622,000	666,000	272,000	2,553,000	-	882,000	504,000	999,000	611,000	601,000	368,000
Total Assets	$622,130	$666,130	$272,130	$2,553,120	$100	$882,120	$504,620	$999,120	$611,120	$601,120	$368,120

LIABILITIES AND MEMBERS’ EQUITY
Current Liabilities:
Unsettled subscriptions and investor subscription deposits	$-	$-	$-	$-	$-	$-	$500	$-	$-	$(811)	$-
Amounts due to affiliate for purchase of artwork	-	-	-	-	-	-	-	-	-	-	-
Other amounts due to affiliates	-	-	-	-	-	-	-	-	-	811	-
Total Current Liabilities	-	-	-	-	-	-	500	-	-	-	-
Total Liabilities	-	-	-	-	-	-	500	-	-	-	-

Members’ Equity:
Total Members’ Equity	622,130	666,130	272,130	2,553,120	100	882,120	504,120	999,120	611,120	601,120	368,120
Noncontrolling interests in consolidated subsidiary	21,447	23,160	9,883	46,300	-	25,153	14,792	22,380	17,471	7,592	8,982
Members’ Equity	600,683	642,970	262,247	2,506,820	100	856,967	489,328	976,740	593,649	593,528	359,138

Total Liabilities And Members’ Equity	$622,130	$666,130	$272,130	$2,553,120	$100	$882,120	$504,620	$999,120	$611,120	$601,120	$368,120

F-10

Consolidated Balance Sheet

As of December 31, 2025

	Series 429	Series 442	Series 446	Series 451	Series 453	Series 463	Series 467	Series 469	Series 470	Series 486	Series 488
ASSETS
Current Assets:
Cash and Cash Equivalents	$120	$120	$3,730	$120	$36,850	$2,610	$610	$110	$110	$110	$610
Receivable from Affiliates	-	-	-	-	-	-	-	-	-	-	-
Receivable from sale of artwork	-	-	-	-	-	-	-	-	-	-	-
Total Current Assets	120	120	3,730	120	36,850	2,610	610	110	110	110	610
Artwork	838,000	422,000	5,550,000	300,000	9,657,000	361,000	261,000	305,000	250,000	212,000	555,000
Total Assets	$838,120	$422,120	$5,553,730	$300,120	$9,693,850	$363,610	$261,610	$305,110	$250,110	$212,110	$555,610

LIABILITIES AND MEMBERS’ EQUITY
Current Liabilities:
Unsettled subscriptions and investor subscription deposits	$-	$-	$3,610	$-	$36,740	$2,500	$500	$-	$-	$-	$500
Amounts due to affiliate for purchase of artwork	-	-	-	-	-	-	-	-	-	-	-
Other amounts due to affiliates	-	-	-	-	21,820	-	-	-	660	-	1,000
Total Current Liabilities	-	-	3,610	-	58,560	2,500	500	-	660	-	1,500
Total Liabilities	-	-	3,610	-	58,560	2,500	500	-	660	-	1,500

Members’ Equity:
Total Members’ Equity	838,120	422,120	5,550,120	300,120	9,635,290	361,110	261,110	305,110	249,450	212,110	554,110
Noncontrolling interests in consolidated subsidiary	18,380	5,980	74,084	4,880	57,980	2,320	2,200	3,120	2,760	1,826	3,040
Members’ Equity	819,740	416,140	5,476,036	295,240	9,577,310	358,790	258,910	301,990	246,690	210,284	551,070

Total Liabilities And Members’ Equity	$838,120	$422,120	$5,553,730	$300,120	$9,693,850	$363,610	$261,610	$305,110	$250,110	$212,110	$555,610

F-11

Consolidated Balance Sheet

As of December 31, 2025

	Series 489	Series 497	Series 498	Series 506	Series 508	Series 510	Series 512	Series 513	Series 520	Series 521	Series 522
ASSETS
Current Assets:
Cash and Cash Equivalents	$2,810	$5,110	$110	$110	$110	$152,560	$555,800	$184,340	$100	$100	$-
Receivable from Affiliates	-	-	-	-	-	-	100	-	-	-	100
Receivable from sale of artwork	-	-	-	-	-	-	-	-	-	-	-
Total Current Assets	2,810	5,110	110	110	110	152,560	555,900	184,340	100	100	100
Artwork	555,000	500,000	361,000	225,000	944,000	-	-	-	-	-	-
Total Assets	$557,810	$505,110	$361,110	$225,110	$944,110	$152,560	$555,900	$184,340	$100	$100	$100

LIABILITIES AND MEMBERS’ EQUITY
Current Liabilities:
Unsettled subscriptions and investor subscription deposits	$2,700	$5,000	$-	$-	$-	$152,460	$555,800	$184,240	$-	$-	$-
Amounts due to affiliate for purchase of artwork	-	-	-	-	-	-	-	-	-	-	-
Other amounts due to affiliates	1,960	22,520	17,280	4,420	34,320	-	-	-	-	-	-
Total Current Liabilities	4,660	27,520	17,280	4,420	34,320	152,460	555,800	184,240	-	-	-
Total Liabilities	4,660	27,520	17,280	4,420	34,320	152,460	555,800	184,240	-	-	-

Members’ Equity:
Total Members’ Equity	553,150	477,590	343,830	220,690	909,790	100	100	100	100	100	100
Noncontrolling interests in consolidated subsidiary	1,580	700	300	180	2,400	-	-	-	-	-	-
Members’ Equity	551,570	476,890	343,530	220,510	907,390	100	100	100	100	100	100

Total Liabilities And Members’ Equity	$557,810	$505,110	$361,110	$225,110	$944,110	$152,560	$555,900	$184,340	$100	$100	$100

F-12

Consolidated Balance Sheet

As of December 31, 2025

	Series 548	Consolidated
ASSETS
Current Assets:
Cash and Cash Equivalents	$-	$950,912
Receivable from Affiliates	-	200
Receivable from sale of artwork	-	-
Total Current Assets	-	951,112
Artwork	-	53,290,000
Total Assets	$-	$54,241,112

LIABILITIES AND MEMBERS’ EQUITY
Current Liabilities:
Unsettled subscriptions and investor subscription deposits	$-	$943,741
Amounts due to affiliate for purchase of artwork	-	-
Other amounts due to affiliates	-	104,791
Total Current Liabilities	-	1,048,532
Total Liabilities	-	1,048,532

Members’ Equity:
Total Members’ Equity	-	53,192,580
Noncontrolling interests in consolidated subsidiary	-	973,119
Members’ Equity	-	52,219,461

Total Liabilities And Members’ Equity	$-	$54,241,112

F-13

Consolidated Income Statement

For the period from January 1, 2026 through June 30, 2026

	Series 300	Series 309	Series 315	Series 316	Series 318	Series 319	Series 320	Series 323	Series 329	Series 336	Series 338
Income:
Gain on sale of artwork	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
Total Income	-	-	-	-	-	-	-	-	-	-	-
Expenses:
Share-based compensation - management services fees	12,896	15,360	4,920	7,320	3,875	4,920	3,120	3,480	4,320	3,000	7,587
Total Expenses	12,896	15,360	4,920	7,320	3,875	4,920	3,120	3,480	4,320	3,000	7,587
Net Income/(Loss)	$(12,896)	$(15,360)	$(4,920)	$(7,320)	$(3,875)	$(4,920)	$(3,120)	$(3,480)	$(4,320)	$(3,000)	$(7,587)

Net Income/(Loss) per Class A ordinary Share, Basic and Diluted	$(0.16)	$(0.15)	$(0.15)	$(0.15)	$(0.15)	$(0.15)	$(0.15)	$(0.15)	$(0.15)	$(0.15)	$(0.16)
Net Income/(Loss) per Class B Share, Basic and Diluted	-	-	-	-	-	-	-	-	-	-	-
Weighted Average Number of Class A ordinary Shares Outstanding, Basic and Diluted	80,914	103,177	32,891	48,929	25,682	32,575	20,927	23,627	28,939	20,324	46,133
Weighted Average Number of Class B Shares Outstanding, Basic and Diluted	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000

F-14

Consolidated Income Statement

For the period from January 1, 2026 through June 30, 2026

	Series 339	Series 340	Series 343	Series 344	Series 345	Series 346	Series 348	Series 360	Series 362	Series 365	Series 370
Income:
Gain on sale of artwork	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
Total Income	-	-	-	-	-	-	-	-	-	-	-
Expenses:
Share-based compensation - management services fees	13,969	35,037	4,080	3,840	17,160	4,200	13,680	10,080	7,200	3,240	4,320
Total Expenses	13,969	35,037	4,080	3,840	17,160	4,200	13,680	10,080	7,200	3,240	4,320
Net Income/(Loss)	$(13,969)	$(35,037)	$(4,080)	$(3,840)	$(17,160)	$(4,200)	$(13,680)	$(10,080)	$(7,200)	$(3,240)	$(4,320)

Net Income/(Loss) per Class A ordinary Share, Basic and Diluted	$(0.15)	$(0.16)	$(0.15)	$(0.15)	$(0.15)	$(0.15)	$(0.15)	$(0.15)	$(0.15)	$(0.15)	$(0.15)
Net Income/(Loss) per Class B Share, Basic and Diluted	-	-	-	-	-	-	-	-	-	-	-
Weighted Average Number of Class A ordinary Shares Outstanding, Basic and Diluted	92,232	224,171	27,135	25,374	115,288	28,110	91,553	67,850	48,372	21,511	28,848
Weighted Average Number of Class B Shares Outstanding, Basic and Diluted	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000

F-15

Consolidated Income Statement

For the period from January 1, 2026 through June 30, 2026

	Series 372	Series 374	Series 377	Series 386	Series 401	Series 411	Series 415	Series 417	Series 420	Series 421	Series 423
Income:
Gain on sale of artwork	$-	$-	$177,982	$-	$-	$-	$-	$-	$-	$-	$-
Total Income	-	-	177,982	-	-	-	-	-	-	-	-
Expenses:
Share-based compensation - management services fees	5,117	5,160	1,693	19,560	-	7,073	4,009	7,680	4,680	4,638	2,880
Total Expenses	5,117	5,160	1,693	19,560	-	7,073	4,009	7,680	4,680	4,638	2,880
Net Income/(Loss)	$(5,117)	$(5,160)	$176,289	$(19,560)	$-	$(7,073)	$(4,009)	$(7,680)	$(4,680)	$(4,638)	$(2,880)

Net Income/(Loss) per Class A ordinary Share, Basic and Diluted	$(0.16)	$(0.15)	$10.12	$(0.15)	$-	$(0.16)	$(0.15)	$(0.15)	$(0.15)	$(0.15)	$(0.15)
Net Income/(Loss) per Class B Share, Basic and Diluted	-	-	33.57	-	-	-	-	-	-	-	-
Weighted Average Number of Class A ordinary Shares Outstanding, Basic and Diluted	32,291	34,609	14,108	130,986	696	45,511	26,031	51,539	31,553	30,556	18,933
Weighted Average Number of Class B Shares Outstanding, Basic and Diluted	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000

F-16

Consolidated Income Statement

For the period from January 1, 2026 through June 30, 2026

	Series 429	Series 442	Series 446	Series 451	Series 453	Series 463	Series 467	Series 469	Series 470	Series 486	Series 488
Income:
Gain on sale of artwork	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
Total Income	-	-	-	-	-	-	-	-	-	-	-
Expenses:
Share-based compensation - management services fees	6,480	3,240	42,747	2,280	73,356	2,760	1,920	2,470	2,208	1,982	5,032
Total Expenses	6,480	3,240	42,747	2,280	73,356	2,760	1,920	2,470	2,208	1,982	5,032
Net Income/(Loss)	$(6,480)	$(3,240)	$(42,747)	$(2,280)	$(73,356)	$(2,760)	$(1,920)	$(2,470)	$(2,208)	$(1,982)	$(5,032)

Net Income/(Loss) per Class A ordinary Share, Basic and Diluted	$(0.15)	$(0.15)	$(0.15)	$(0.15)	$(0.15)	$(0.15)	$(0.15)	$(0.16)	$(0.17)	$(0.18)	$(0.18)
Net Income/(Loss) per Class B Share, Basic and Diluted	-	-	-	-	-	-	-	-	-	-	-
Weighted Average Number of Class A ordinary Shares Outstanding, Basic and Diluted	43,008	21,494	282,957	15,311	487,438	18,247	13,216	15,473	12,693	10,732	28,025
Weighted Average Number of Class B Shares Outstanding, Basic and Diluted	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000

F-17

Consolidated Income Statement

For the period from January 1, 2026 through June 30, 2026

	Series 489	Series 497	Series 498	Series 506	Series 508	Series 510	Series 512	Series 513	Series 520	Series 521	Series 522
Income:
Gain on sale of artwork	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
Total Income	-	-	-	-	-	-	-	-	-	-	-
Expenses:
Share-based compensation - management services fees	4,892	3,720	2,760	1,680	7,080	-	4,140	-	1,120	-	1,080
Total Expenses	4,892	3,720	2,760	1,680	7,080	-	4,140	-	1,120	-	1,080
Net Income/(Loss)	$(4,892)	$(3,720)	$(2,760)	$(1,680)	$(7,080)	$-	$(4,140)	$-	$(1,120)	$-	$(1,080)

Net Income/(Loss) per Class A ordinary Share, Basic and Diluted	$(0.18)	$(0.15)	$(0.15)	$(0.15)	$(0.15)	$-	$(0.15)	$-	$(0.10)	$-	$(0.14)
Net Income/(Loss) per Class B Share, Basic and Diluted	-	-	-	-	-	-	-	-	-	-	-
Weighted Average Number of Class A ordinary Shares Outstanding, Basic and Diluted	27,939	24,337	17,833	11,274	47,478	11,269	27,207	29,028	10,675	5,685	7,952
Weighted Average Number of Class B Shares Outstanding, Basic and Diluted	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000

F-18

Consolidated Income Statement

For the period from January 1, 2026 through June 30, 2026

	Series 548	Consolidated
Income:
Gain on sale of artwork	$-	$177,982
Total Income	-	177,982
Expenses:
Share-based compensation - management services fees	-	421,038
Total Expenses	-	421,038
Net Income/(Loss)	$-	$(243,056)

Net Income/(Loss) per Class A ordinary Share, Basic and Diluted	$-	$(0.10)
Net Income/(Loss) per Class B Share, Basic and Diluted	-	0.61
Weighted Average Number of Class A ordinary Shares Outstanding, Basic and Diluted	-	2,820,646
Weighted Average Number of Class B Shares Outstanding, Basic and Diluted	-	55,000

F-19

Consolidated Income Statement

For the period from January 1, 2025 through June 30, 2025

	Series 300	Series 309	Series 315	Series 316	Series 318	Series 319	Series 320	Series 323	Series 329	Series 336	Series 338
Income:
Gain on sale of artwork	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
Total Income	-	-	-	-	-	-	-	-	-	-	-
Expenses:
Share-based compensation - management services fees	12,201	15,240	4,800	7,200	3,974	4,800	3,120	3,532	4,200	3,000	7,380
Total Expenses	12,201	15,240	4,800	7,200	3,974	4,800	3,120	3,532	4,200	3,000	7,380
Net Income/(Loss)	$(12,201)	$(15,240)	$(4,800)	$(7,200)	$(3,974)	$(4,800)	$(3,120)	$(3,532)	$(4,200)	$(3,000)	$(7,380)

Net Income/(Loss) per Class A ordinary Share, Basic and Diluted	$(0.15)	$(0.15)	$(0.15)	$(0.15)	$(0.16)	$(0.15)	$(0.15)	$(0.15)	$(0.15)	$(0.15)	$(0.16)
Net Income/(Loss) per Class B Share, Basic and Diluted	-	-	-	-	-	-	-	-	-	-	-
Weighted Average Number of Class A ordinary Shares Outstanding, Basic and Diluted	79,719	101,650	32,407	48,205	25,307	32,091	20,615	23,279	28,516	20,024	45,449
Weighted Average Number of Class B Shares Outstanding, Basic and Diluted	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000

F-20

Consolidated Income Statement

For the period from January 1, 2025 through June 30, 2025

	Series 339	Series 340	Series 343	Series 344	Series 345	Series 346	Series 348	Series 360	Series 362	Series 365	Series 370
Income:
Gain on sale of artwork	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
Total Income	-	-	-	-	-	-	-	-	-	-	-
Expenses:
Share-based compensation - management services fees	13,791	33,000	3,960	3,720	16,920	4,080	5,500	9,140	7,080	3,120	4,200
Total Expenses	13,791	33,000	3,960	3,720	16,920	4,080	5,500	9,140	7,080	3,120	4,200
Net Income/(Loss)	$(13,791)	$(33,000)	$(3,960)	$(3,720)	$(16,920)	$(4,080)	$(5,500)	$(9,140)	$(7,080)	$(3,120)	$(4,200)

Net Income/(Loss) per Class A ordinary Share, Basic and Diluted	$(0.15)	$(0.15)	$(0.15)	$(0.15)	$(0.15)	$(0.15)	$(0.07)	$(0.14)	$(0.15)	$(0.15)	$(0.15)
Net Income/(Loss) per Class B Share, Basic and Diluted	-	-	-	-	-	-	-	-	-	-	-
Weighted Average Number of Class A ordinary Shares Outstanding, Basic and Diluted	90,869	220,857	26,736	24,999	113,589	27,698	78,639	66,049	47,661	21,189	28,425
Weighted Average Number of Class B Shares Outstanding, Basic and Diluted	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000

F-21

Consolidated Income Statement

For the period from January 1, 2025 through June 30, 2025

	Series 372	Series 374	Series 377	Series 386	Series 401	Series 411	Series 415	Series 417	Series 420	Series 421	Series 423
Income:
Gain on sale of artwork	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
Total Income	-	-	-	-	-	-	-	-	-	-	-
Expenses:
Share-based compensation - management services fees	4,879	5,040	2,459	19,320	-	7,032	4,058	7,560	4,760	2,900	2,762
Total Expenses	4,879	5,040	2,459	19,320	-	7,032	4,058	7,560	4,760	2,900	2,762
Net Income/(Loss)	$(4,879)	$(5,040)	$(2,459)	$(19,320)	$-	$(7,032)	$(4,058)	$(7,560)	$(4,760)	$(2,900)	$(2,762)

Net Income/(Loss) per Class A ordinary Share, Basic and Diluted	$(0.15)	$(0.15)	$(0.18)	$(0.15)	$-	$(0.16)	$(0.16)	$(0.15)	$(0.15)	$(0.11)	$(0.15)
Net Income/(Loss) per Class B Share, Basic and Diluted	-	-	-	-	-	-	-	-	-	-	-
Weighted Average Number of Class A ordinary Shares Outstanding, Basic and Diluted	31,811	34,101	13,909	129,047	-	44,835	25,647	50,779	31,085	27,327	18,654
Weighted Average Number of Class B Shares Outstanding, Basic and Diluted	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000

F-22

Consolidated Income Statement

For the period from January 1, 2025 through June 30, 2025

	Series 429	Series 442	Series 446	Series 451	Series 453	Series 463	Series 467	Series 469	Series 470	Series 486	Series 488
Income:
Gain on sale of artwork	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
Total Income	-	-	-	-	-	-	-	-	-	-	-
Expenses:
Share-based compensation - management services fees	6,360	2,860	41,640	2,280	-	-	280	840	840	160	-
Total Expenses	6,360	2,860	41,640	2,280	-	-	280	840	840	160	-
Net Income/(Loss)	$(6,360)	$(2,860)	$(41,640)	$(2,280)	$-	$-	$(280)	$(840)	$(840)	$(160)	$-

Net Income/(Loss) per Class A ordinary Share, Basic and Diluted	$(0.15)	$(0.14)	$(0.15)	$(0.15)	$-	$-	$(0.05)	$(0.12)	$(0.14)	$(0.11)	$-
Net Income/(Loss) per Class B Share, Basic and Diluted	-	-	-	-	-	-	-	-	-	-	-
Weighted Average Number of Class A ordinary Shares Outstanding, Basic and Diluted	42,369	20,992	277,304	15,071	96,196	12,731	6,077	7,241	6,043	1,524	3,972
Weighted Average Number of Class B Shares Outstanding, Basic and Diluted	1,000	1,000	1,000	1,000	304	1,000	492	492	492	144	155

F-23

Consolidated Income Statement

For the period from January 1, 2025 through June 30, 2025

	Series 489	Series 497	Series 498	Series 506	Series 508	Series 510	Series 512	Series 513	Series 520	Series 521	Series 522
Income:
Gain on sale of artwork	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
Total Income	-	-	-	-	-	-	-	-	-	-	-
Expenses:
Share-based compensation - management services fees	-	-	-	-	-	-	-	-	-	-	-
Total Expenses	-	-	-	-	-	-	-	-	-	-	-
Net Income/(Loss)	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-

Net Income/(Loss) per Class A ordinary Share, Basic and Diluted	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
Net Income/(Loss) per Class B Share, Basic and Diluted	-	-	-	-	-	-	-	-	-	-	-
Weighted Average Number of Class A ordinary Shares Outstanding, Basic and Diluted	-	-	-	-	-	-	-	-	-	-	-
Weighted Average Number of Class B Shares Outstanding, Basic and Diluted	-	-	-	-	-	-	-	-	-	-	-

F-24

Consolidated Income Statement

For the period from January 1, 2025 through June 30, 2025

	Series 548	Consolidated
Income:
Gain on sale of artwork	$-	$-
Total Income	-	-
Expenses:
Share-based compensation - management services fees	-	289,988
Total Expenses	-	289,988
Net Income/(Loss)	$-	$(289,988)

Net Income/(Loss) per Class A ordinary Share, Basic and Diluted	$-	$(0.14)
Net Income/(Loss) per Class B Share, Basic and Diluted	-	-
Weighted Average Number of Class A ordinary Shares Outstanding, Basic and Diluted	-	2,100,687
Weighted Average Number of Class B Shares Outstanding, Basic and Diluted	-	40,077

F-25

Consolidated Statement of Members’ Equity

(Unaudited)

Series 300
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	78,049	$1,533,466	1,000	$100	$1,533,566	1,323	$26,554	$1,560,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	594	12,201	12,201
Shares exchanged	294	5,880	-	-	5,880	(294)	(5,880)	-
Net income/(loss)	-	(12,201)	-	-	(12,201)	-	-	(12,201)
Balance at June 30, 2025	78,343	$1,527,145	1,000	$100	$1,527,245	1,623	$32,875	$1,560,120

Balance at January 1, 2026	78,491	$1,517,695	1,000	$100	$1,517,795	2,069	$42,335	$1,560,130
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	606	12,896	12,896
Shares exchanged	511	10,261	-	-	10,261	(511)	(10,261)	-
Net income/(loss)	-	(12,896)	-	-	(12,896)	-	-	(12,896)
Balance at June 30, 2026	79,002	$1,515,060	1,000	$100	$1,515,160	2,164	$44,970	$1,560,130

Series 309
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	100,150	$1,981,940	1,000	$100	$1,982,040	1,054	$21,080	$2,003,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	762	15,240	15,240
Shares exchanged	1,054	21,080	-	-	21,080	(1,054)	(21,080)	-
Net income/(loss)	-	(15,240)	-	-	(15,240)	-	-	(15,240)
Balance at June 30, 2025	101,204	$1,987,780	1,000	$100	$1,987,880	762	$15,240	$2,003,120

Balance at January 1, 2026	101,966	$1,987,790	1,000	$100	$1,987,890	762	$15,240	$2,003,130
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	768	15,360	15,360
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(15,360)	-	-	(15,360)	-	-	(15,360)
Balance at June 30, 2026	101,966	$1,972,430	1,000	$100	$1,972,530	1,530	$30,600	$2,003,130

F-26

Series 315
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	31,700	$622,680	1,000	$100	$622,780	567	$11,340	$634,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	240	4,800	4,800
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(4,800)	-	-	(4,800)	-	-	(4,800)
Balance at June 30, 2025	31,700	$617,880	1,000	$100	$617,980	807	$16,140	$634,120

Balance at January 1, 2026	31,700	$613,090	1,000	$100	$613,190	1,047	$20,940	$634,130
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	246	4,920	4,920
Shares exchanged	34	680	-	-	680	(34)	(680)	-
Net income/(loss)	-	(4,920)	-	-	(4,920)	-	-	(4,920)
Balance at June 30, 2026	31,734	$608,850	1,000	$100	$608,950	1,259	$25,180	$634,130

Series 316
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	47,200	$928,120	1,000	$100	$928,220	795	$15,900	$944,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	360	7,200	7,200
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(7,200)	-	-	(7,200)	-	-	(7,200)
Balance at June 30, 2025	47,200	$920,920	1,000	$100	$921,020	1,155	$23,100	$944,120

Balance at January 1, 2026	47,200	$913,730	1,000	$100	$913,830	1,515	$30,300	$944,130
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	366	7,320	7,320
Shares exchanged	54	1,080	-	-	1,080	(54)	(1,080)	-
Net income/(loss)	-	(7,320)	-	-	(7,320)	-	-	(7,320)
Balance at June 30, 2026	47,254	$907,490	1,000	$100	$907,590	1,827	$36,540	$944,130

F-27

Series 318
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	25,050	$497,924	1,000	$100	$498,024	148	$3,096	$501,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	186	3,974	3,974
Shares exchanged	36	720	-	-	720	(36)	(720)	-
Net income/(loss)	-	(3,974)	-	-	(3,974)	-	-	(3,974)
Balance at June 30, 2025	25,086	$494,670	1,000	$100	$494,770	298	$6,350	$501,120

Balance at January 1, 2026	25,133	$491,711	1,000	$100	$491,811	437	$9,319	$501,130
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	192	3,875	3,875
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(3,875)	-	-	(3,875)	-	-	(3,875)
Balance at June 30, 2026	25,133	$487,836	1,000	$100	$487,936	629	$13,194	$501,130

Series 319
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	31,300	$613,000	1,000	$100	$613,100	651	$13,020	$626,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	240	4,800	4,800
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(4,800)	-	-	(4,800)	-	-	(4,800)
Balance at June 30, 2025	31,300	$608,200	1,000	$100	$608,300	891	$17,820	$626,120

Balance at January 1, 2026	31,300	$603,410	1,000	$100	$603,510	1,131	$22,620	$626,130
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	246	4,920	4,920
Shares exchanged	47	940	-	-	940	(47)	(940)	-
Net income/(loss)	-	(4,920)	-	-	(4,920)	-	-	(4,920)
Balance at June 30, 2026	31,347	$599,430	1,000	$100	$599,530	1,330	$26,600	$626,130

F-28

Series 320
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	20,250	$399,540	1,000	$100	$399,640	274	$5,480	$405,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	156	3,120	3,120
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(3,120)	-	-	(3,120)	-	-	(3,120)
Balance at June 30, 2025	20,250	$396,420	1,000	$100	$396,520	430	$8,600	$405,120

Balance at January 1, 2026	20,250	$393,310	1,000	$100	$393,410	586	$11,720	$405,130
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	156	3,120	3,120
Shares exchanged	16	320	-	-	320	(16)	(320)	-
Net income/(loss)	-	(3,120)	-	-	(3,120)	-	-	(3,120)
Balance at June 30, 2026	20,266	$390,510	1,000	$100	$390,610	726	$14,520	$405,130

Series 323
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	22,900	$452,445	1,000	$100	$452,545	277	$5,575	$458,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	174	3,532	3,532
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(3,532)	-	-	(3,532)	-	-	(3,532)
Balance at June 30, 2025	22,900	$448,913	1,000	$100	$449,013	451	$9,107	$458,120

Balance at January 1, 2026	22,900	$445,425	1,000	$100	$445,525	625	$12,605	$458,130
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	174	3,480	3,480
Shares exchanged	17	340	-	-	340	(17)	(340)	-
Net income/(loss)	-	(3,480)	-	-	(3,480)	-	-	(3,480)
Balance at June 30, 2026	22,917	$442,285	1,000	$100	$442,385	782	$15,745	$458,130

F-29

Series 329
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	28,050	$554,160	1,000	$100	$554,260	343	$6,860	$561,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	210	4,200	4,200
Shares exchanged	343	6,860	-	-	6,860	(343)	(6,860)	-
Net income/(loss)	-	(4,200)	-	-	(4,200)	-	-	(4,200)
Balance at June 30, 2025	28,393	$556,820	1,000	$100	$556,920	210	$4,200	$561,120

Balance at January 1, 2026	28,587	$556,510	1,000	$100	$556,610	226	$4,520	$561,130
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	216	4,320	4,320
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(4,320)	-	-	(4,320)	-	-	(4,320)
Balance at June 30, 2026	28,587	$552,190	1,000	$100	$552,290	442	$8,840	$561,130

Series 336
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	19,550	$383,300	1,000	$100	$383,400	386	$7,720	$391,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	150	3,000	3,000
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(3,000)	-	-	(3,000)	-	-	(3,000)
Balance at June 30, 2025	19,550	$380,300	1,000	$100	$380,400	536	$10,720	$391,120

Balance at January 1, 2026	19,550	$377,310	1,000	$100	$377,410	686	$13,720	$391,130
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	150	3,000	3,000
Shares exchanged	25	500	-	-	500	(25)	(500)	-
Net income/(loss)	-	(3,000)	-	-	(3,000)	-	-	(3,000)
Balance at June 30, 2026	19,575	$374,810	1,000	$100	$374,910	811	$16,220	$391,130

F-30

Series 338
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	44,700	$882,758	1,000	$100	$882,858	549	$11,262	$894,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	342	7,380	7,380
Shares exchanged	549	11,262	-	-	11,262	(549)	(11,262)	-
Net income/(loss)	-	(7,380)	-	-	(7,380)	-	-	(7,380)
Balance at June 30, 2025	45,249	$886,640	1,000	$100	$886,740	342	$7,380	$894,120

Balance at January 1, 2026	45,591	$886,694	1,000	$100	$886,794	342	$7,336	$894,130
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	342	7,587	7,587
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(7,587)	-	-	(7,587)	-	-	(7,587)
Balance at June 30, 2026	45,591	$879,107	1,000	$100	$879,207	684	$14,923	$894,130

Series 339
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	89,000	$1,750,560	1,000	$100	$1,750,660	1,473	$29,460	$1,780,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	678	13,791	13,791
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(13,791)	-	-	(13,791)	-	-	(13,791)
Balance at June 30, 2025	89,000	$1,736,769	1,000	$100	$1,736,869	2,151	$43,251	$1,780,120

Balance at January 1, 2026	89,000	$1,722,826	1,000	$100	$1,722,926	2,829	$57,204	$1,780,130
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	690	13,969	13,969
Shares exchanged	772	15,440	-	-	15,440	(772)	(15,440)	-
Net income/(loss)	-	(13,969)	-	-	(13,969)	-	-	(13,969)
Balance at June 30, 2026	89,772	$1,724,297	1,000	$100	$1,724,397	2,747	$55,733	$1,780,130

F-31

Series 340
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	216,550	$4,264,180	1,000	$100	$4,264,280	3,342	$66,840	$4,331,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	1,650	33,000	33,000
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(33,000)	-	-	(33,000)	-	-	(33,000)
Balance at June 30, 2025	216,550	$4,231,180	1,000	$100	$4,231,280	4,992	$99,840	$4,331,120

Balance at January 1, 2026	216,550	$4,197,340	1,000	$100	$4,197,440	6,642	$133,690	$4,331,130
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	1,674	35,037	35,037
Shares exchanged	1,786	35,720	-	-	35,720	(1,786)	(35,720)	-
Net income/(loss)	-	(35,037)	-	-	(35,037)	-	-	(35,037)
Balance at June 30, 2026	218,336	$4,198,023	1,000	$100	$4,198,123	6,530	$133,007	$4,331,130

Series 343
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	26,100	$511,620	1,000	$100	$511,720	520	$10,400	$522,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	198	3,960	3,960
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(3,960)	-	-	(3,960)	-	-	(3,960)
Balance at June 30, 2025	26,100	$507,660	1,000	$100	$507,760	718	$14,360	$522,120

Balance at January 1, 2026	26,100	$503,710	1,000	$100	$503,810	916	$18,320	$522,130
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	204	4,080	4,080
Shares exchanged	34	680	-	-	680	(34)	(680)	-
Net income/(loss)	-	(4,080)	-	-	(4,080)	-	-	(4,080)
Balance at June 30, 2026	26,134	$500,310	1,000	$100	$500,410	1,086	$21,720	$522,130

F-32

Series 344
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	24,400	$478,220	1,000	$100	$478,320	490	$9,800	$488,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	186	3,720	3,720
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(3,720)	-	-	(3,720)	-	-	(3,720)
Balance at June 30, 2025	24,400	$474,500	1,000	$100	$474,600	676	$13,520	$488,120

Balance at January 1, 2026	24,400	$470,790	1,000	$100	$470,890	862	$17,240	$488,130
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	192	3,840	3,840
Shares exchanged	32	640	-	-	640	(32)	(640)	-
Net income/(loss)	-	(3,840)	-	-	(3,840)	-	-	(3,840)
Balance at June 30, 2026	24,432	$467,590	1,000	$100	$467,690	1,022	$20,440	$488,130

Series 345
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	111,000	$2,178,140	1,000	$100	$2,178,240	2,094	$41,880	$2,220,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	846	16,920	16,920
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(16,920)	-	-	(16,920)	-	-	(16,920)
Balance at June 30, 2025	111,000	$2,161,220	1,000	$100	$2,161,320	2,940	$58,800	$2,220,120

Balance at January 1, 2026	111,025	$2,144,810	1,000	$100	$2,144,910	3,761	$75,220	$2,220,130
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	858	17,160	17,160
Shares exchanged	1,052	21,040	-	-	21,040	(1,052)	(21,040)	-
Net income/(loss)	-	(17,160)	-	-	(17,160)	-	-	(17,160)
Balance at June 30, 2026	112,077	$2,148,690	1,000	$100	$2,148,790	3,567	$71,340	$2,220,130

F-33

Series 346
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	27,050	$530,440	1,000	$100	$530,540	529	$10,580	$541,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	204	4,080	4,080
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(4,080)	-	-	(4,080)	-	-	(4,080)
Balance at June 30, 2025	27,050	$526,360	1,000	$100	$526,460	733	$14,660	$541,120

Balance at January 1, 2026	27,050	$522,290	1,000	$100	$522,390	937	$18,740	$541,130
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	210	4,200	4,200
Shares exchanged	34	680	-	-	680	(34)	(680)	-
Net income/(loss)	-	(4,200)	-	-	(4,200)	-	-	(4,200)
Balance at June 30, 2026	27,084	$518,770	1,000	$100	$518,870	1,113	$22,260	$541,130

Series 348
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	42,622	$852,460	1,000	$100	$852,560	-	$-	$852,560
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	45,827	916,540	-	-	916,540	-	-	916,540
Shares issued to noncontrolling interests for management services	-	-	-	-	-	275	5,500	5,500
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(5,500)	-	-	(5,500)	-	-	(5,500)
Balance at June 30, 2025	88,449	$1,763,500	1,000	$100	$1,763,600	275	$5,500	$1,769,100

Balance at January 1, 2026	90,200	$1,784,970	1,000	$100	$1,785,070	953	$19,060	$1,804,130
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	684	13,680	13,680
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(13,680)	-	-	(13,680)	-	-	(13,680)
Balance at June 30, 2026	90,200	$1,771,290	1,000	$100	$1,771,390	1,637	$32,740	$1,804,130

F-34

Series 360
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	61,554	$1,231,090	1,000	$100	$1,231,190	-	$-	$1,231,190
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	5,046	100,920	-	-	100,920	-	-	100,920
Shares issued to noncontrolling interests for management services	-	-	-	-	-	457	9,140	9,140
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(9,140)	-	-	(9,140)	-	-	(9,140)
Balance at June 30, 2025	66,600	$1,322,870	1,000	$100	$1,322,970	457	$9,140	$1,332,110

Balance at January 1, 2026	66,600	$1,312,920	1,000	$100	$1,313,020	955	$19,100	$1,332,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	504	10,080	10,080
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(10,080)	-	-	(10,080)	-	-	(10,080)
Balance at June 30, 2026	66,600	$1,302,840	1,000	$100	$1,302,940	1,459	$29,180	$1,332,120

Series 362
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	47,200	$938,930	1,000	$100	$939,030	254	$5,080	$944,110
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	354	7,080	7,080
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(7,080)	-	-	(7,080)	-	-	(7,080)
Balance at June 30, 2025	47,200	$931,850	1,000	$100	$931,950	608	$12,160	$944,110

Balance at January 1, 2026	47,200	$924,780	1,000	$100	$924,880	962	$19,240	$944,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	360	7,200	7,200
Shares exchanged	6	120	-	-	120	(6)	(120)	-
Net income/(loss)	-	(7,200)	-	-	(7,200)	-	-	(7,200)
Balance at June 30, 2026	47,206	$917,700	1,000	$100	$917,800	1,316	$26,320	$944,120

F-35

Series 365
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	20,770	$415,330	1,000	$100	$415,430	4	$80	$415,510
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	330	6,600	-	-	6,600	-	-	6,600
Shares issued to noncontrolling interests for management services	-	-	-	-	-	156	3,120	3,120
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(3,120)	-	-	(3,120)	-	-	(3,120)
Balance at June 30, 2025	21,100	$418,810	1,000	$100	$418,910	160	$3,200	$422,110

Balance at January 1, 2026	21,100	$415,700	1,000	$100	$415,800	316	$6,320	$422,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	162	3,240	3,240
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(3,240)	-	-	(3,240)	-	-	(3,240)
Balance at June 30, 2026	21,100	$412,460	1,000	$100	$412,560	478	$9,560	$422,120

Series 370
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	27,750	$543,980	1,000	$100	$544,080	552	$11,040	$555,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	210	4,200	4,200
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(4,200)	-	-	(4,200)	-	-	(4,200)
Balance at June 30, 2025	27,750	$539,780	1,000	$100	$539,880	762	$15,240	$555,120

Balance at January 1, 2026	27,750	$535,590	1,000	$100	$535,690	972	$19,440	$555,130
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	216	4,320	4,320
Shares exchanged	36	720	-	-	720	(36)	(720)	-
Net income/(loss)	-	(4,320)	-	-	(4,320)	-	-	(4,320)
Balance at June 30, 2026	27,786	$531,990	1,000	$100	$532,090	1,152	$23,040	$555,130

F-36

Series 372
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	31,100	$610,600	1,000	$100	$610,700	571	$11,420	$622,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	240	4,879	4,879
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(4,879)	-	-	(4,879)	-	-	(4,879)
Balance at June 30, 2025	31,100	$605,721	1,000	$100	$605,821	811	$16,299	$622,120

Balance at January 1, 2026	31,100	$600,583	1,000	$100	$600,683	1,051	$21,447	$622,130
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	240	5,117	5,117
Shares exchanged	36	720	-	-	720	(36)	(720)	-
Net income/(loss)	-	(5,117)	-	-	(5,117)	-	-	(5,117)
Balance at June 30, 2026	31,136	$596,186	1,000	$100	$596,286	1,255	$25,844	$622,130

Series 374
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	33,300	$652,940	1,000	$100	$653,040	654	$13,080	$666,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	252	5,040	5,040
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(5,040)	-	-	(5,040)	-	-	(5,040)
Balance at June 30, 2025	33,300	$647,900	1,000	$100	$648,000	906	$18,120	$666,120

Balance at January 1, 2026	33,300	$642,870	1,000	$100	$642,970	1,158	$23,160	$666,130
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	258	5,160	5,160
Shares exchanged	42	840	-	-	840	(42)	(840)	-
Net income/(loss)	-	(5,160)	-	-	(5,160)	-	-	(5,160)
Balance at June 30, 2026	33,342	$638,550	1,000	$100	$638,650	1,374	$27,480	$666,130

F-37

Series 377
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	13,600	$267,040	1,000	$100	$267,140	249	$4,980	$272,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	102	2,459	2,459
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(2,459)	-	-	(2,459)	-	-	(2,459)
Balance at June 30, 2025	13,600	$264,581	1,000	$100	$264,681	351	$7,439	$272,120

Balance at January 1, 2026	13,600	$262,147	1,000	$100	$262,247	453	$9,883	$272,130
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	(96)	-	-	(96)	-	-	(96)
Shares issued to noncontrolling interests for management services	-	-	-	-	-	71	1,790	1,790
Shares exchanged	524	11,672	-	-	11,672	(524)	(11,672)	-
Redemptions of shares	-	(413,031)	-	(33,674)	(446,705)	-	-	(446,705)
Net income/(loss)	-	142,715	-	33,574	176,289	-	-	176,289
Balance at June 30, 2026	14,124	$3,407	1,000	$-	$3,407	-	$-	$3,407

Series 386
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	127,650	$2,536,370	1,000	$100	$2,536,470	832	$16,640	$2,553,110
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	966	19,320	19,320
Shares exchanged	207	4,140	-	-	4,140	(207)	(4,140)	-
Net income/(loss)	-	(19,320)	-	-	(19,320)	-	-	(19,320)
Balance at June 30, 2025	127,857	$2,521,190	1,000	$100	$2,521,290	1,591	$31,820	$2,553,110

Balance at January 1, 2026	128,099	$2,506,720	1,000	$100	$2,506,820	2,315	$46,300	$2,553,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	978	19,560	19,560
Shares exchanged	446	8,920	-	-	8,920	(446)	(8,920)	-
Net income/(loss)	-	(19,560)	-	-	(19,560)	-	-	(19,560)
Balance at June 30, 2026	128,545	$2,496,080	1,000	$100	$2,496,180	2,847	$56,940	$2,553,120

F-38

Series 401
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	-	$-	1,000	$100	$100	-	$-	$100
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-
Balance at June 30, 2025	-	$-	1,000	$100	$100	-	$-	$100

Balance at January 1, 2026	-	$-	1,000	$100	$100	-	$-	$100
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	1,403	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-
Balance at June 30, 2026	1,403	$-	1,000	$100	$100	-	$-	$100

Series 411
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	44,100	$870,880	1,000	$100	$870,980	539	$11,130	$882,110
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	336	7,032	7,032
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(7,032)	-	-	(7,032)	-	-	(7,032)
Balance at June 30, 2025	44,100	$863,848	1,000	$100	$863,948	875	$18,162	$882,110

Balance at January 1, 2026	44,100	$856,867	1,000	$100	$856,967	1,211	$25,153	$882,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	342	7,073	7,073
Shares exchanged	30	600	-	-	600	(30)	(600)	-
Net income/(loss)	-	(7,073)	-	-	(7,073)	-	-	(7,073)
Balance at June 30, 2026	44,130	$850,395	1,000	$100	$850,495	1,523	$31,625	$882,120

F-39

Series 415
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	25,200	$497,310	1,000	$100	$497,410	335	$6,700	$504,110
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	192	4,058	4,058
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(4,058)	-	-	(4,058)	-	-	(4,058)
Balance at June 30, 2025	25,200	$493,252	1,000	$100	$493,352	527	$10,758	$504,110

Balance at January 1, 2026	25,200	$489,228	1,000	$100	$489,328	719	$14,792	$504,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	192	4,009	4,009
Shares exchanged	19	380	-	-	380	(19)	(380)	-
Net income/(loss)	-	(4,009)	-	-	(4,009)	-	-	(4,009)
Balance at June 30, 2026	25,219	$485,599	1,000	$100	$485,699	892	$18,421	$504,120

Series 417
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	49,950	$986,850	1,000	$100	$986,950	608	$12,160	$999,110
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	378	7,560	7,560
Shares exchanged	151	3,020	-	-	3,020	(151)	(3,020)	-
Net income/(loss)	-	(7,560)	-	-	(7,560)	-	-	(7,560)
Balance at June 30, 2025	50,101	$982,310	1,000	$100	$982,410	835	$16,700	$999,110

Balance at January 1, 2026	50,195	$976,640	1,000	$100	$976,740	1,119	$22,380	$999,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	384	7,680	7,680
Shares exchanged	14	280	-	-	280	(14)	(280)	-
Net income/(loss)	-	(7,680)	-	-	(7,680)	-	-	(7,680)
Balance at June 30, 2026	50,209	$969,240	1,000	$100	$969,340	1,489	$29,780	$999,120

F-40

Series 420
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	30,550	$603,050	1,000	$100	$603,150	398	$7,960	$611,110
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	234	4,760	4,760
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(4,760)	-	-	(4,760)	-	-	(4,760)
Balance at June 30, 2025	30,550	$598,290	1,000	$100	$598,390	632	$12,720	$611,110

Balance at January 1, 2026	30,550	$593,549	1,000	$100	$593,649	866	$17,471	$611,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	234	4,680	4,680
Shares exchanged	25	500	-	-	500	(25)	(500)	-
Net income/(loss)	-	(4,680)	-	-	(4,680)	-	-	(4,680)
Balance at June 30, 2026	30,575	$589,369	1,000	$100	$589,469	1,075	$21,651	$611,120

Series 421
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	13,143	$262,870	1,000	$100	$262,970	-	$-	$262,970
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	16,436	328,720	-	-	328,720	-	-	328,720
Shares issued to noncontrolling interests for management services	-	-	-	-	-	145	2,900	2,900
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(2,900)	-	-	(2,900)	-	-	(2,900)
Balance at June 30, 2025	29,579	$588,690	1,000	$100	$588,790	145	$2,900	$591,690

Balance at January 1, 2026	30,050	$593,428	1,000	$100	$593,528	373	$7,592	$601,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	228	4,638	4,638
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(4,638)	-	-	(4,638)	-	-	(4,638)
Balance at June 30, 2026	30,050	$588,790	1,000	$100	$588,890	601	$12,230	$601,120

F-41

Series 423
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	18,400	$364,550	1,000	$100	$364,650	173	$3,460	$368,110
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	138	2,762	2,762
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(2,762)	-	-	(2,762)	-	-	(2,762)
Balance at June 30, 2025	18,400	$361,788	1,000	$100	$361,888	311	$6,222	$368,110

Balance at January 1, 2026	18,400	$359,038	1,000	$100	$359,138	449	$8,982	$368,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	144	2,880	2,880
Shares exchanged	8	160	-	-	160	(8)	(160)	-
Net income/(loss)	-	(2,880)	-	-	(2,880)	-	-	(2,880)
Balance at June 30, 2026	18,408	$356,318	1,000	$100	$356,418	585	$11,702	$368,120

Series 429
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	41,900	$832,350	1,000	$100	$832,450	283	$5,660	$838,110
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	318	6,360	6,360
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(6,360)	-	-	(6,360)	-	-	(6,360)
Balance at June 30, 2025	41,900	$825,990	1,000	$100	$826,090	601	$12,020	$838,110

Balance at January 1, 2026	41,900	$819,640	1,000	$100	$819,740	919	$18,380	$838,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	324	6,480	6,480
Shares exchanged	10	200	-	-	200	(10)	(200)	-
Net income/(loss)	-	(6,480)	-	-	(6,480)	-	-	(6,480)
Balance at June 30, 2026	41,910	$813,360	1,000	$100	$813,460	1,233	$24,660	$838,120

F-42

Series 442
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	17,406	$348,130	1,000	$100	$348,230	-	$-	$348,230
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	3,694	73,880	-	-	73,880	-	-	73,880
Shares issued to noncontrolling interests for management services	-	-	-	-	-	143	2,860	2,860
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(2,860)	-	-	(2,860)	-	-	(2,860)
Balance at June 30, 2025	21,100	$419,150	1,000	$100	$419,250	143	$2,860	$422,110

Balance at January 1, 2026	21,100	$416,040	1,000	$100	$416,140	299	$5,980	$422,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	162	3,240	3,240
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(3,240)	-	-	(3,240)	-	-	(3,240)
Balance at June 30, 2026	21,100	$412,800	1,000	$100	$412,900	461	$9,220	$422,120

Series 446
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	264,786	$5,294,570	1,000	$100	$5,294,670	58	$1,160	$5,295,830
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	11,929	238,580	-	-	238,580	-	-	238,580
Shares issued to noncontrolling interests for management services	-	-	-	-	-	2,082	41,640	41,640
Shares exchanged	14	280	-	-	280	(14)	(280)	-
Net income/(loss)	-	(41,640)	-	-	(41,640)	-	-	(41,640)
Balance at June 30, 2025	276,729	$5,491,790	1,000	$100	$5,491,890	2,126	$42,520	$5,534,410

Balance at January 1, 2026	278,035	$5,475,936	1,000	$100	$5,476,036	3,687	$74,084	$5,550,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	2,112	42,747	42,747
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(42,747)	-	-	(42,747)	-	-	(42,747)
Balance at June 30, 2026	278,035	$5,433,190	1,000	$100	$5,433,290	5,799	$116,830	$5,550,120

F-43

Series 451
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	14,791	$295,510	1,000	$100	$295,610	16	$320	$295,930
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	209	4,180	-	-	4,180	-	-	4,180
Shares issued to noncontrolling interests for management services	-	-	-	-	-	114	2,280	2,280
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(2,280)	-	-	(2,280)	-	-	(2,280)
Balance at June 30, 2025	15,000	$297,410	1,000	$100	$297,510	130	$2,600	$300,110

Balance at January 1, 2026	15,000	$295,140	1,000	$100	$295,240	244	$4,880	$300,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	114	2,280	2,280
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(2,280)	-	-	(2,280)	-	-	(2,280)
Balance at June 30, 2026	15,000	$292,860	1,000	$100	$292,960	358	$7,160	$300,120

Series 453
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	1,000	100	100	-	-	100
Share subscriptions settled - Net	339,328	6,786,560	-	-	6,786,560	-	-	6,786,560
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-
Balance at June 30, 2025	339,328	$6,786,560	1,000	$100	$6,786,660	-	$-	$6,786,660

Balance at January 1, 2026	481,759	$9,577,210	1,000	$100	$9,577,310	2,899	$57,980	$9,635,290
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	1,091	22,120	-	-	22,120	-	-	22,120
Shares issued to noncontrolling interests for management services	-	-	-	-	-	3,636	73,356	73,356
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(73,356)	-	-	(73,356)	-	-	(73,356)
Balance at June 30, 2026	482,850	$9,525,974	1,000	$100	$9,526,074	6,535	$131,336	$9,657,410

F-44

Series 463
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	-	$-	1,000	$100	$100	-	$-	$100
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	17,025	340,500	-	-	340,500	-	-	340,500
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-
Balance at June 30, 2025	17,025	$340,500	1,000	$100	$340,600	-	$-	$340,600

Balance at January 1, 2026	18,050	$358,690	1,000	$100	$358,790	116	$2,320	$361,110
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	138	2,760	2,760
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(2,760)	-	-	(2,760)	-	-	(2,760)
Balance at June 30, 2026	18,050	$355,930	1,000	$100	$356,030	254	$5,080	$361,110

Series 467
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	1,000	100	100	-	-	100
Share subscriptions settled - Net	12,550	251,000	-	-	251,000	-	-	251,000
Shares issued to noncontrolling interests for management services	-	-	-	-	-	14	280	280
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(280)	-	-	(280)	-	-	(280)
Balance at June 30, 2025	12,550	$250,720	1,000	$100	$250,820	14	$280	$251,100

Balance at January 1, 2026	13,050	$258,810	1,000	$100	$258,910	110	$2,200	$261,110
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	96	1,920	1,920
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(1,920)	-	-	(1,920)	-	-	(1,920)
Balance at June 30, 2026	13,050	$256,890	1,000	$100	$256,990	206	$4,120	$261,110

F-45

Series 469
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	1,000	100	100	-	-	100
Share subscriptions settled - Net	14,800	296,000	-	-	296,000	-	-	296,000
Shares issued to noncontrolling interests for management services	-	-	-	-	-	42	840	840
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(840)	-	-	(840)	-	-	(840)
Balance at June 30, 2025	14,800	$295,160	1,000	$100	$295,260	42	$840	$296,100

Balance at January 1, 2026	15,250	$301,890	1,000	$100	$301,990	156	$3,120	$305,110
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	114	2,470	2,470
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(2,470)	-	-	(2,470)	-	-	(2,470)
Balance at June 30, 2026	15,250	$299,420	1,000	$100	$299,520	270	$5,590	$305,110

Series 470
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	1,000	100	100	-	-	100
Share subscriptions settled - Net	12,350	247,000	-	-	247,000	-	-	247,000
Shares issued to noncontrolling interests for management services	-	-	-	-	-	42	840	840
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(840)	-	-	(840)	-	-	(840)
Balance at June 30, 2025	12,350	$246,160	1,000	$100	$246,260	42	$840	$247,100

Balance at January 1, 2026	12,467	$246,590	1,000	$100	$246,690	138	$2,760	$249,450
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	33	660	-	-	660	-	-	660
Shares issued to noncontrolling interests for management services	-	-	-	-	-	96	2,208	2,208
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(2,208)	-	-	(2,208)	-	-	(2,208)
Balance at June 30, 2026	12,500	$245,042	1,000	$100	$245,142	234	$4,968	$250,110

F-46

Series 486
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	1,000	100	100	-	-	100
Share subscriptions settled - Net	10,600	212,000	-	-	212,000	-	-	212,000
Shares issued to noncontrolling interests for management services	-	-	-	-	-	8	160	160
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(160)	-	-	(160)	-	-	(160)
Balance at June 30, 2025	10,600	$211,840	1,000	$100	$211,940	8	$160	$212,100

Balance at January 1, 2026	10,600	$210,184	1,000	$100	$210,284	86	$1,826	$212,110
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	78	1,982	1,982
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(1,982)	-	-	(1,982)	-	-	(1,982)
Balance at June 30, 2026	10,600	$208,202	1,000	$100	$208,302	164	$3,808	$212,110

Series 488
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	1,000	100	100	-	-	100
Share subscriptions settled - Net	25,675	513,500	-	-	513,500	-	-	513,500
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-
Balance at June 30, 2025	25,675	$513,500	1,000	$100	$513,600	-	$-	$513,600

Balance at January 1, 2026	27,700	$550,970	1,000	$100	$551,070	152	$3,040	$554,110
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	50	1,000	-	-	1,000	-	-	1,000
Shares issued to noncontrolling interests for management services	-	-	-	-	-	210	5,032	5,032
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(5,032)	-	-	(5,032)	-	-	(5,032)
Balance at June 30, 2026	27,750	$546,938	1,000	$100	$547,038	362	$8,072	$555,110

F-47

Series 489
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	1,000	100	100	-	-	100
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-
Balance at June 30, 2025	-	$-	1,000	$100	$100	-	$-	$100

Balance at January 1, 2026	27,652	$551,470	1,000	$100	$551,570	79	$1,580	$553,150
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	98	1,960	-	-	1,960	-	-	1,960
Shares issued to noncontrolling interests for management services	-	-	-	-	-	210	4,892	4,892
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(4,892)	-	-	(4,892)	-	-	(4,892)
Balance at June 30, 2026	27,750	$548,538	1,000	$100	$548,638	289	$6,472	$555,110

Series 497
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	1,000	100	100	-	-	100
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-
Balance at June 30, 2025	-	$-	1,000	$100	$100	-	$-	$100

Balance at January 1, 2026	23,874	$476,790	1,000	$100	$476,890	35	$700	$477,590
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	709	14,180	-	-	14,180	-	-	14,180
Shares issued to noncontrolling interests for management services	-	-	-	-	-	186	3,720	3,720
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(3,720)	-	-	(3,720)	-	-	(3,720)
Balance at June 30, 2026	24,583	$487,250	1,000	$100	$487,350	221	$4,420	$491,770

F-48

Series 498
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2026	17,186	$343,430	1,000	$100	$343,530	15	$300	$343,830
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	839	16,780	-	-	16,780	-	-	16,780
Shares issued to noncontrolling interests for management services	-	-	-	-	-	138	2,760	2,760
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(2,760)	-	-	(2,760)	-	-	(2,760)
Balance at June 30, 2026	18,025	$357,450	1,000	$100	$357,550	153	$3,060	$360,610

Series 506
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2026	11,029	$220,410	1,000	$100	$220,510	9	$180	$220,690
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	221	4,420	-	-	4,420	-	-	4,420
Shares issued to noncontrolling interests for management services	-	-	-	-	-	84	1,680	1,680
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(1,680)	-	-	(1,680)	-	-	(1,680)
Balance at June 30, 2026	11,250	$223,150	1,000	$100	$223,250	93	$1,860	$225,110

F-49

Series 508
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2026	45,484	$907,290	1,000	$100	$907,390	120	$2,400	$909,790
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	1,716	34,320	-	-	34,320	-	-	34,320
Shares issued to noncontrolling interests for management services	-	-	-	-	-	354	7,080	7,080
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(7,080)	-	-	(7,080)	-	-	(7,080)
Balance at June 30, 2026	47,200	$934,530	1,000	$100	$934,630	474	$9,480	$944,110

Series 510
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2026	-	$-	1,000	$100	$100	-	$-	$100
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	15,324	306,480	-	-	306,480	-	-	306,480
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-
Balance at June 30, 2026	15,324	$306,480	1,000	$100	$306,580	-	$-	$306,580

F-50

Series 512
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2026	-	$-	1,000	$100	$100	-	$-	$100
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	30,978	619,560	-	-	619,560	-	-	619,560
Shares issued to noncontrolling interests for management services	-	-	-	-	-	207	4,140	4,140
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(4,140)	-	-	(4,140)	-	-	(4,140)
Balance at June 30, 2026	30,978	$615,420	1,000	$100	$615,520	207	$4,140	$619,660

Series 513
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2026	-	$-	1,000	$100	$100	-	$-	$100
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	63,612	1,272,240	-	-	1,272,240	-	-	1,272,240
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-
Balance at June 30, 2026	63,612	$1,272,240	1,000	$100	$1,272,340	-	$-	$1,272,340

F-51

Series 520
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2026	-	$-	1,000	$100	$100	-	$-	$100
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	15,226	304,520	-	-	304,520	-	-	304,520
Shares issued to noncontrolling interests for management services	-	-	-	-	-	56	1,120	1,120
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(1,120)	-	-	(1,120)	-	-	(1,120)
Balance at June 30, 2026	15,226	$303,400	1,000	$100	$303,500	56	$1,120	$304,620

Series 521
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2026	-	$-	1,000	$100	$100	-	$-	$100
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	8,278	165,560	-	-	165,560	-	-	165,560
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-
Balance at June 30, 2026	8,278	$165,560	1,000	$100	$165,660	-	$-	$165,660

F-52

Series 522
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2026	-	$-	1,000	$100	$100	-	$-	$100
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	13,900	278,000	-	-	278,000	-	-	278,000
Shares issued to noncontrolling interests for management services	-	-	-	-	-	54	1,080	1,080
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(1,080)	-	-	(1,080)	-	-	(1,080)
Balance at June 30, 2026	13,900	$276,920	1,000	$100	$277,020	54	$1,080	$278,100

Series 548
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2026	-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-
Balance at June 30, 2026	-	$-	-	$-	$-	-	$-	$-

F-53

Consolidated
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	1,868,771	$36,967,303	38,000	$3,800	$36,971,103	20,341	$407,717	$37,378,820
Class B shares issued upon entity formation	-	-	8,000	800	800	-	-	800
Share subscriptions settled - Net	515,799	10,315,980	-	-	10,315,980	-	-	10,315,980
Shares issued to noncontrolling interests for management services	-	-	-	-	-	14,374	289,988	289,988
Shares exchanged	2,648	53,242	-	-	53,242	(2,648)	(53,242)	-
Net income/(loss)	-	(289,988)	-	-	(289,988)	-	-	(289,988)
Balance at June 30, 2025	2,387,218	$47,046,538	46,000	$4,600	$47,051,138	32,067	$644,462	$47,695,600

Balance at January 1, 2026	2,664,373	$52,213,961	55,000	$5,500	$52,219,461	48,309	$973,119	$53,192,580
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	153,478	3,041,704	-	-	3,041,704	-	-	3,041,704
Shares issued to noncontrolling interests for management services	-	-	-	-	-	20,656	421,135	421,135
Shares exchanged	5,610	113,434	-	-	113,434	(5,610)	(113,434)	-
Redemptions of shares	-	(413,031)	-	(33,674)	(446,705)	-	-	(446,705)
Net income/(loss)	-	(276,630)	-	33,574	(243,056)	-	-	(243,056)
Balance at June 30, 2026	2,823,461	$54,679,437	55,000	$5,400	$54,684,837	63,355	$1,280,820	$55,965,657

F-54

Consolidated Statement of Cash Flows

For the period from January 1, 2026 through June 30, 2026

	Series 300	Series 309	Series 315	Series 316	Series 318	Series 319	Series 320	Series 323	Series 329	Series 336	Series 338
Cash Flows from Operating Activities:
Net income/(loss)	$(12,896)	$(15,360)	$(4,920)	$(7,320)	$(3,875)	$(4,920)	$(3,120)	$(3,480)	$(4,320)	$(3,000)	$(7,587)
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation - management services fees	12,896	15,360	4,920	7,320	3,875	4,920	3,120	3,480	4,320	3,000	7,587
Gain on sale of artwork	-	-	-	-	-	-	-	-	-	-	-
Changes in operating assets and liabilities:
Other amounts due to affiliates	-	-	-	-	-	-	-	-	-	-	-
Net Cash Provided/(Used) in Operating Activities	-	-	-	-	-	-	-	-	-	-	-

Cash Flows from Investing Activities:
Purchase of artwork	-	-	-	-	-	-	-	-	-	-	-
Proceeds from sale of artwork	-	-	-	-	-	-	-	-	-	-	-
Net Cash Provided/(Used) in Investing Activities	-	-	-	-	-	-	-	-	-	-	-

Cash Flows from Financing Activities:
Subscriptions / Contributions received	-	-	-	-	-	-	-	-	-	-	-
Redemptions of shares	-	-	-	-	-	-	-	-	-	-	-
Proceeds from non-interest bearing advance from affiliate	-	-	-	-	-	-	-	-	-	-	-
Repayment of non-interest bearing advance from affiliate	-	-	-	-	-	-	-	-	-	-	-
Net Cash Provided/(Used) in Financing Activities	-	-	-	-	-	-	-	-	-	-	-

Net Change in Cash and Cash Equivalents	-	-	-	-	-	-	-	-	-	-	-
Cash and Cash Equivalents, beginning of period	130	130	130	130	130	130	130	130	130	130	130
Cash and Cash Equivalents, end of period	$130	$130	$130	$130	$130	$130	$130	$130	$130	$130	$130

Non cash investing and financing activities:
Issuance of Class A ordinary shares from subscriptions previously received	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
Net payable to affiliate incurred for purchase of artwork	-	-	-	-	-	-	-	-	-	-	-

F-55

Consolidated Statement of Cash Flows

For the period from January 1, 2026 through June 30, 2026

	Series 339	Series 340	Series 343	Series 344	Series 345	Series 346	Series 348	Series 360	Series 362	Series 365	Series 370
Cash Flows from Operating Activities:
Net income/(loss)	$(13,969)	$(35,037)	$(4,080)	$(3,840)	$(17,160)	$(4,200)	$(13,680)	$(10,080)	$(7,200)	$(3,240)	$(4,320)
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation - management services fees	13,969	35,037	4,080	3,840	17,160	4,200	13,680	10,080	7,200	3,240	4,320
Gain on sale of artwork	-	-	-	-	-	-	-	-	-	-	-
Changes in operating assets and liabilities:
Other amounts due to affiliates	-	-	-	-	-	-	-	-	-	-	-
Net Cash Provided/(Used) in Operating Activities	-	-	-	-	-	-	-	-	-	-	-

Cash Flows from Investing Activities:
Purchase of artwork	-	-	-	-	-	-	-	-	-	-	-
Proceeds from sale of artwork	-	-	-	-	-	-	-	-	-	-	-
Net Cash Provided/(Used) in Investing Activities	-	-	-	-	-	-	-	-	-	-	-

Cash Flows from Financing Activities:
Subscriptions / Contributions received	-	-	-	-	-	-	-	-	-	-	-
Redemptions of shares	-	-	-	-	-	-	-	-	-	-	-
Proceeds from non-interest bearing advance from affiliate	-	-	-	-	-	-	-	-	-	-	-
Repayment of non-interest bearing advance from affiliate	-	-	-	-	-	-	-	-	-	-	-
Net Cash Provided/(Used) in Financing Activities	-	-	-	-	-	-	-	-	-	-	-

Net Change in Cash and Cash Equivalents	-	-	-	-	-	-	-	-	-	-	-
Cash and Cash Equivalents, beginning of period	130	130	130	130	130	130	130	120	120	120	130
Cash and Cash Equivalents, end of period	$130	$130	$130	$130	$130	$130	$130	$120	$120	$120	$130

Non cash investing and financing activities:
Issuance of Class A ordinary shares from subscriptions previously received	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
Net payable to affiliate incurred for purchase of artwork	-	-	-	-	-	-	-	-	-	-	-

F-56

Consolidated Statement of Cash Flows

For the period from January 1, 2026 through June 30, 2026

	Series 372	Series 374	Series 377	Series 386	Series 401	Series 411	Series 415	Series 417	Series 420	Series 421	Series 423
Cash Flows from Operating Activities:
Net income/(loss)	$(5,117)	$(5,160)	$176,289	$(19,560)	$-	$(7,073)	$(4,009)	$(7,680)	$(4,680)	$(4,638)	$(2,880)
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation - management services fees	5,117	5,160	1,693	19,560	-	7,073	4,009	7,680	4,680	4,638	2,880
Gain on sale of artwork	-	-	(177,982)	-	-	-	-	-	-	-	-
Changes in operating assets and liabilities:
Other amounts due to affiliates	-	-	-	-	-	-	-	-	-	(811)	-
Net Cash Provided/(Used) in Operating Activities	-	-	-	-	-	-	-	-	-	(811)	-

Cash Flows from Investing Activities:
Purchase of artwork	-	-	-	-	-	-	-	-	-	-	-
Proceeds from sale of artwork	-	-	449,982	-	-	-	-	-	-	-	-
Net Cash Provided/(Used) in Investing Activities	-	-	449,982	-	-	-	-	-	-	-	-

Cash Flows from Financing Activities:
Subscriptions / Contributions received	-	-	-	-	-	-	-	-	-	-	-
Redemptions of shares	-	-	(446,705)	-	-	-	-	-	-	-	-
Proceeds from non-interest bearing advance from affiliate	-	-	-	-	-	-	-	-	-	-	-
Repayment of non-interest bearing advance from affiliate	-	-	-	-	-	-	-	-	-	-	-
Net Cash Provided/(Used) in Financing Activities	-	-	(446,705)	-	-	-	-	-	-	-	-

Net Change in Cash and Cash Equivalents	-	-	3,277	-	-	-	-	-	-	(811)	-
Cash and Cash Equivalents, beginning of period	130	130	130	120	100	120	620	120	120	120	120
Cash and Cash Equivalents, end of period	$130	$130	$3,407	$120	$100	$120	$620	$120	$120	$(691)	$120

Non cash investing and financing activities:
Issuance of Class A ordinary shares from subscriptions previously received	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
Net payable to affiliate incurred for purchase of artwork	-	-	-	-	-	-	-	-	-	-	-

F-57

Consolidated Statement of Cash Flows

For the period from January 1, 2026 through June 30, 2026

	Series 429	Series 442	Series 446	Series 451	Series 453	Series 463	Series 467	Series 469	Series 470	Series 486	Series 488
Cash Flows from Operating Activities:
Net income/(loss)	$(6,480)	$(3,240)	$(42,747)	$(2,280)	$(73,356)	$(2,760)	$(1,920)	$(2,470)	$(2,208)	$(1,982)	$(5,032)
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation - management services fees	6,480	3,240	42,747	2,280	73,356	2,760	1,920	2,470	2,208	1,982	5,032
Gain on sale of artwork	-	-	-	-	-	-	-	-	-	-	-
Changes in operating assets and liabilities:
Other amounts due to affiliates	-	-	-	-	(21,820)	-	-	-	(660)	-	(1,000)
Net Cash Provided/(Used) in Operating Activities	-	-	-	-	(21,820)	-	-	-	(660)	-	(1,000)

Cash Flows from Investing Activities:
Purchase of artwork	-	-	-	-	-	-	-	-	-	-	-
Proceeds from sale of artwork	-	-	-	-	-	-	-	-	-	-	-
Net Cash Provided/(Used) in Investing Activities	-	-	-	-	-	-	-	-	-	-	-

Cash Flows from Financing Activities:
Subscriptions / Contributions received	-	-	-	-	(14,620)	-	-	-	680	-	500
Redemptions of shares	-	-	-	-	-	-	-	-	-	-	-
Proceeds from non-interest bearing advance from affiliate	-	-	-	-	-	-	-	-	-	-	-
Repayment of non-interest bearing advance from affiliate	-	-	-	-	-	-	-	-	-	-	-
Net Cash Provided/(Used) in Financing Activities	-	-	-	-	(14,620)	-	-	-	680	-	500

Net Change in Cash and Cash Equivalents	-	-	-	-	(36,440)	-	-	-	20	-	(500)
Cash and Cash Equivalents, beginning of period	120	120	3,730	120	36,850	2,610	610	110	110	110	610
Cash and Cash Equivalents, end of period	$120	$120	$3,730	$120	$410	$2,610	$610	$110	$130	$110	$110

Non cash investing and financing activities:
Issuance of Class A ordinary shares from subscriptions previously received	$-	$-	$-	$-	$22,120	$-	$-	$-	$660	$-	$1,000
Net payable to affiliate incurred for purchase of artwork	-	-	-	-	-	-	-	-	-	-	-

F-58

Consolidated Statement of Cash Flows

For the period from January 1, 2026 through June 30, 2026

	Series 489	Series 497	Series 498	Series 506	Series 508	Series 510	Series 512	Series 513	Series 520	Series 521	Series 522
Cash Flows from Operating Activities:
Net income/(loss)	$(4,892)	$(3,720)	$(2,760)	$(1,680)	$(7,080)	$-	$(4,140)	$-	$(1,120)	$-	$(1,080)
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation - management services fees	4,892	3,720	2,760	1,680	7,080	-	4,140	-	1,120	-	1,080
Gain on sale of artwork	-	-	-	-	-	-	-	-	-	-	-
Changes in operating assets and liabilities:
Other amounts due to affiliates	(1,960)	(14,180)	(16,780)	(4,420)	(34,320)	51,420	2,440	145,809	2,480	16,440	-
Net Cash Provided/(Used) in Operating Activities	(1,960)	(14,180)	(16,780)	(4,420)	(34,320)	51,420	2,440	145,809	2,480	16,440	-

Cash Flows from Investing Activities:
Purchase of artwork	-	-	-	-	-	(500,000)	(622,000)	(1,418,049)	(307,000)	(182,000)	(278,000)
Proceeds from sale of artwork	-	-	-	-	-	-	-	-	-	-	-
Net Cash Provided/(Used) in Investing Activities	-	-	-	-	-	(500,000)	(622,000)	(1,418,049)	(307,000)	(182,000)	(278,000)

Cash Flows from Financing Activities:
Subscriptions / Contributions received	(740)	9,680	16,780	4,420	34,320	160,860	63,860	1,114,920	304,520	165,560	278,000
Redemptions of shares	-	-	-	-	-	-	-	-	-	-	-
Proceeds from non-interest bearing advance from affiliate	-	-	-	-	-	143,520	-	-	-	-	-
Repayment of non-interest bearing advance from affiliate	-	-	-	-	-	-	-	-	-	-	-
Net Cash Provided/(Used) in Financing Activities	(740)	9,680	16,780	4,420	34,320	304,380	63,860	1,114,920	304,520	165,560	278,000

Net Change in Cash and Cash Equivalents	(2,700)	(4,500)	-	-	-	(144,200)	(555,700)	(157,320)	-	-	-
Cash and Cash Equivalents, beginning of period	2,810	5,110	110	110	110	152,560	555,800	184,340	100	100	-
Cash and Cash Equivalents, end of period	$110	$610	$110	$110	$110	$8,360	$100	$27,020	$100	$100	$-

Non cash investing and financing activities:
Issuance of Class A ordinary shares from subscriptions previously received	$1,960	$14,180	$16,780	$4,420	$34,320	$306,480	$619,560	$1,272,240	$304,520	$165,560	$278,000
Net payable to affiliate incurred for purchase of artwork	-	-	-	-	-	-	-	48,251	-	-	-

F-59

Consolidated Statement of Cash Flows

For the period from January 1, 2026 through June 30, 2026

	Series 548	Consolidated
Cash Flows from Operating Activities:
Net income/(loss)	$-	$(243,056)
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation - management services fees	-	421,038
Gain on sale of artwork	-	(177,982)
Changes in operating assets and liabilities:
Other amounts due to affiliates	-	122,638
Net Cash Provided/(Used) in Operating Activities	-	122,638

Cash Flows from Investing Activities:
Purchase of artwork	-	(3,307,049)
Proceeds from sale of artwork	-	449,982
Net Cash Provided/(Used) in Investing Activities	-	(2,857,067)

Cash Flows from Financing Activities:
Subscriptions / Contributions received	-	2,138,740
Redemptions of shares	-	(446,705)
Proceeds from non-interest bearing advance from affiliate	-	143,520
Repayment of non-interest bearing advance from affiliate	-	-
Net Cash Provided/(Used) in Financing Activities	-	1,835,555

Net Change in Cash and Cash Equivalents	-	(898,874)
Cash and Cash Equivalents, beginning of period	-	950,912
Cash and Cash Equivalents, end of period	$-	$52,038

Non cash investing and financing activities:
Issuance of Class A ordinary shares from subscriptions previously received	$-	$3,041,800
Net payable to affiliate incurred for purchase of artwork	-	48,251

F-60

Consolidated Statement of Cash Flows

For the period from January 1, 2025 through June 30, 2025

	Series 300	Series 309	Series 315	Series 316	Series 318	Series 319	Series 320	Series 323	Series 329	Series 336	Series 338
Cash Flows from Operating Activities:
Net income/(loss)	$(12,201)	$(15,240)	$(4,800)	$(7,200)	$(3,974)	$(4,800)	$(3,120)	$(3,532)	$(4,200)	$(3,000)	$(7,380)
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation - management services fees	12,201	15,240	4,800	7,200	3,974	4,800	3,120	3,532	4,200	3,000	7,380
Gain on sale of artwork	-	-	-	-	-	-	-	-	-	-	-
Changes in operating assets and liabilities:
Other amounts due to affiliates	-	-	-	-	-	-	-	-	-	-	-
Net Cash Provided/(Used) in Operating Activities	-	-	-	-	-	-	-	-	-	-	-

Cash Flows from Investing Activities:
Purchase of artwork	-	-	-	-	-	-	-	-	-	-	-
Proceeds from sale of artwork	-	-	-	-	-	-	-	-	-	-	-
Net Cash Provided/(Used) in Investing Activities	-	-	-	-	-	-	-	-	-	-	-

Cash Flows from Financing Activities:
Subscriptions / Contributions received	-	-	-	-	-	-	-	-	-	-	-
Redemptions of shares	-	-	-	-	-	-	-	-	-	-	-
Proceeds from non-interest bearing advance from affiliate	-	-	-	-	-	-	-	-	-	-	-
Repayment of non-interest bearing advance from affiliate	-	-	-	-	-	-	-	-	-	-	-
Net Cash Provided/(Used) in Financing Activities	-	-	-	-	-	-	-	-	-	-	-

Net Change in Cash and Cash Equivalents	-	-	-	-	-	-	-	-	-	-	-
Cash and Cash Equivalents, beginning of period	120	120	120	120	120	120	120	120	120	120	120
Cash and Cash Equivalents, end of period	$120	$120	$120	$120	$120	$120	$120	$120	$120	$120	$120

Non cash investing and financing activities:
Issuance of Class A ordinary shares from subscriptions previously received	$(12,201)	$(15,240)	$(4,800)	$(7,200)	$(3,974)	$(4,800)	$(3,120)	$(3,532)	$(4,200)	$(3,000)	$(7,380)
Net payable to affiliate incurred for purchase of artwork	-	-	-	-	-	-	-	-	-	-	-

F-61

Consolidated Statement of Cash Flows

For the period from January 1, 2025 through June 30, 2025

	Series 339	Series 340	Series 343	Series 344	Series 345	Series 346	Series 348	Series 360	Series 362	Series 365	Series 370
Cash Flows from Operating Activities:
Net income/(loss)	$(13,791)	$(33,000)	$(3,960)	$(3,720)	$(16,920)	$(4,080)	$(5,500)	$(9,140)	$(7,080)	$(3,120)	$(4,200)
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation - management services fees	13,791	33,000	3,960	3,720	16,920	4,080	5,500	9,140	7,080	3,120	4,200
Gain on sale of artwork	-	-	-	-	-	-	-	-	-	-	-
Changes in operating assets and liabilities:
Other amounts due to affiliates	-	-	-	-	-	-	(143,980)	(100,920)	-	(6,600)	-
Net Cash Provided/(Used) in Operating Activities	-	-	-	-	-	-	(143,980)	(100,920)	-	(6,600)	-

Cash Flows from Investing Activities:
Purchase of artwork	-	-	-	-	-	-	(772,560)	-	-	-	-
Proceeds from sale of artwork	-	-	-	-	-	-	-	-	-	-	-
Net Cash Provided/(Used) in Investing Activities	-	-	-	-	-	-	(772,560)	-	-	-	-

Cash Flows from Financing Activities:
Subscriptions / Contributions received	-	-	-	-	-	-	926,440	100,000	-	6,580	-
Redemptions of shares	-	-	-	-	-	-	-	-	-	-	-
Proceeds from non-interest bearing advance from affiliate	-	-	-	-	-	-	-	-	-	-	-
Repayment of non-interest bearing advance from affiliate	-	-	-	-	-	-	-	-	-	-	-
Net Cash Provided/(Used) in Financing Activities	-	-	-	-	-	-	926,440	100,000	-	6,580	-

Net Change in Cash and Cash Equivalents	-	-	-	-	-	-	9,900	(920)	-	(20)	-
Cash and Cash Equivalents, beginning of period	120	120	120	120	120	120	220	1,110	110	130	120
Cash and Cash Equivalents, end of period	$120	$120	$120	$120	$120	$120	$10,120	$190	$110	$110	$120

Non cash investing and financing activities:
Issuance of Class A ordinary shares from subscriptions previously received	$(13,791)	$(33,000)	$(3,960)	$(3,720)	$(16,920)	$(4,080)	$911,040	$91,780	$(7,080)	$3,480	$(4,200)
Net payable to affiliate incurred for purchase of artwork	-	-	-	-	-	-	(772,560)	-	-	-	-

F-62

Consolidated Statement of Cash Flows

For the period from January 1, 2025 through June 30, 2025

	Series 372	Series 374	Series 377	Series 386	Series 401	Series 411	Series 415	Series 417	Series 420	Series 421	Series 423
Cash Flows from Operating Activities:
Net income/(loss)	$(4,879)	$(5,040)	$(2,459)	$(19,320)	$-	$(7,032)	$(4,058)	$(7,560)	$(4,760)	$(2,900)	$(2,762)
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation - management services fees	4,879	5,040	2,459	19,320	-	7,032	4,058	7,560	4,760	2,900	2,762
Gain on sale of artwork	-	-	-	-	-	-	-	-	-	-	-
Changes in operating assets and liabilities:
Other amounts due to affiliates	-	-	-	-	-	-	-	-	-	(50,580)	-
Net Cash Provided/(Used) in Operating Activities	-	-	-	-	-	-	-	-	-	(50,580)	-

Cash Flows from Investing Activities:
Purchase of artwork	-	-	-	-	-	-	-	-	-	(278,140)	-
Proceeds from sale of artwork	-	-	-	-	-	-	-	-	-	-	-
Net Cash Provided/(Used) in Investing Activities	-	-	-	-	-	-	-	-	-	(278,140)	-

Cash Flows from Financing Activities:
Subscriptions / Contributions received	-	-	-	-	-	-	-	-	-	329,689	-
Redemptions of shares	-	-	-	-	-	-	-	-	-	-	-
Proceeds from non-interest bearing advance from affiliate	-	-	-	-	-	-	-	-	-	-	-
Repayment of non-interest bearing advance from affiliate	-	-	-	-	-	-	-	-	-	-	-
Net Cash Provided/(Used) in Financing Activities	-	-	-	-	-	-	-	-	-	329,689	-

Net Change in Cash and Cash Equivalents	-	-	-	-	-	-	-	-	-	969	-
Cash and Cash Equivalents, beginning of period	120	120	120	110	100	110	610	110	110	3,830	110
Cash and Cash Equivalents, end of period	$120	$120	$120	$110	$100	$110	$610	$110	$110	$4,799	$110

Non cash investing and financing activities:
Issuance of Class A ordinary shares from subscriptions previously received	$(4,879)	$(5,040)	$(2,459)	$(19,320)	$-	$(7,032)	$(4,058)	$(7,560)	$(4,760)	$325,820	$(2,762)
Net payable to affiliate incurred for purchase of artwork	-	-	-	-	-	-	-	-	-	(278,140)	-

F-63

Consolidated Statement of Cash Flows

For the period from January 1, 2025 through June 30, 2025

	Series 429	Series 442	Series 446	Series 451	Series 453	Series 463	Series 467	Series 469	Series 470	Series 486	Series 488
Cash Flows from Operating Activities:
Net income/(loss)	$(6,360)	$(2,860)	$(41,640)	$(2,280)	$-	$-	$(280)	$(840)	$(840)	$(160)	$-
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation - management services fees	6,360	2,860	41,640	2,280	-	-	280	840	840	160	-
Gain on sale of artwork	-	-	-	-	-	-	-	-	-	-	-
Changes in operating assets and liabilities:
Other amounts due to affiliates	-	(42,000)	-	(4,180)	957,000	20,600	10,000	9,000	3,000	-	41,500
Net Cash Provided/(Used) in Operating Activities	-	(42,000)	-	(4,180)	957,000	20,600	10,000	9,000	3,000	-	41,500

Cash Flows from Investing Activities:
Purchase of artwork	-	(31,880)	(248,280)	-	(8,787,000)	(361,000)	(261,000)	(305,000)	(250,000)	(212,000)	(555,000)
Proceeds from sale of artwork	-	-	-	-	-	-	-	-	-	-	-
Net Cash Provided/(Used) in Investing Activities	-	(31,880)	(248,280)	-	(8,787,000)	(361,000)	(261,000)	(305,000)	(250,000)	(212,000)	(555,000)

Cash Flows from Financing Activities:
Subscriptions / Contributions received	-	49,580	186,920	2,800	7,568,640	343,000	251,600	297,600	247,100	212,100	514,100
Redemptions of shares	-	-	-	-	-	-	-	-	-	-	-
Proceeds from non-interest bearing advance from affiliate	-	-	9,700	-	1,043,440	-	-	-	-	-	-
Repayment of non-interest bearing advance from affiliate	-	-	-	-	-	-	-	-	-	-	-
Net Cash Provided/(Used) in Financing Activities	-	49,580	196,620	2,800	8,612,080	343,000	251,600	297,600	247,100	212,100	514,100

Net Change in Cash and Cash Equivalents	-	(24,300)	(51,660)	(1,380)	782,080	2,600	600	1,600	100	100	600
Cash and Cash Equivalents, beginning of period	110	24,410	60,400	1,490	-	-	-	-	-	-	-
Cash and Cash Equivalents, end of period	$110	$110	$8,740	$110	$782,080	$2,600	$600	$1,600	$100	$100	$600

Non cash investing and financing activities:
Issuance of Class A ordinary shares from subscriptions previously received	$(6,360)	$71,020	$196,940	$1,900	$6,786,560	$340,500	$250,720	$295,160	$246,160	$211,840	$513,500
Net payable to affiliate incurred for purchase of artwork	-	(31,880)	(248,280)	-	870,000	-	-	-	-	-	-

F-64

Consolidated Statement of Cash Flows

For the period from January 1, 2025 through June 30, 2025

	Series 489	Series 497	Series 498	Series 506	Series 508	Series 510	Series 512	Series 513	Series 520	Series 521	Series 522
Cash Flows from Operating Activities:
Net income/(loss)	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation - management services fees	-	-	-	-	-	-	-	-	-	-	-
Gain on sale of artwork	-	-	-	-	-	-	-	-	-	-	-
Changes in operating assets and liabilities:
Other amounts due to affiliates	-	(100)	-	-	-	-	-	-	-	-	-
Net Cash Provided/(Used) in Operating Activities	-	(100)	-	-	-	-	-	-	-	-	-

Cash Flows from Investing Activities:
Purchase of artwork	-	-	-	-	-	-	-	-	-	-	-
Proceeds from sale of artwork	-	-	-	-	-	-	-	-	-	-	-
Net Cash Provided/(Used) in Investing Activities	-	-	-	-	-	-	-	-	-	-	-

Cash Flows from Financing Activities:
Subscriptions / Contributions received	213,180	100	-	-	-	-	-	-	-	-	-
Redemptions of shares	-	-	-	-	-	-	-	-	-	-	-
Proceeds from non-interest bearing advance from affiliate	-	-	-	-	-	-	-	-	-	-	-
Repayment of non-interest bearing advance from affiliate	-	-	-	-	-	-	-	-	-	-	-
Net Cash Provided/(Used) in Financing Activities	213,180	100	-	-	-	-	-	-	-	-	-

Net Change in Cash and Cash Equivalents	213,180	-	-	-	-	-	-	-	-	-	-
Cash and Cash Equivalents, beginning of period	-	-	-	-	-	-	-	-	-	-	-
Cash and Cash Equivalents, end of period	$213,180	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-

Non cash investing and financing activities:
Issuance of Class A ordinary shares from subscriptions previously received	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
Net payable to affiliate incurred for purchase of artwork	-	-	-	-	-	-	-	-	-	-	-

F-65

Consolidated Statement of Cash Flows

For the period from January 1, 2025 through June 30, 2025

	Series 548	Consolidated
Cash Flows from Operating Activities:
Net income/(loss)	$-	$(289,988)
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation - management services fees	-	289,988
Gain on sale of artwork	-	-
Changes in operating assets and liabilities:
Other amounts due to affiliates	-	692,740
Net Cash Provided/(Used) in Operating Activities	-	692,740

Cash Flows from Investing Activities:
Purchase of artwork	-	(12,061,860)
Proceeds from sale of artwork	-	-
Net Cash Provided/(Used) in Investing Activities	-	(12,061,860)

Cash Flows from Financing Activities:
Subscriptions / Contributions received	-	11,249,430
Redemptions of shares	-	-
Proceeds from non-interest bearing advance from affiliate	-	1,053,140
Repayment of non-interest bearing advance from affiliate	-	-
Net Cash Provided/(Used) in Financing Activities	-	12,302,570

Net Change in Cash and Cash Equivalents	-	933,450
Cash and Cash Equivalents, beginning of period	-	95,590
Cash and Cash Equivalents, end of period	$-	$1,029,040

Non cash investing and financing activities:
Issuance of Class A ordinary shares from subscriptions previously received	$-	$10,025,992
Net payable to affiliate incurred for purchase of artwork	-	(460,860)

F-66

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2026 and 2025

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Organization – Masterworks Vault 1, LLC (the “Company”) was formed on November 9, 2022 as a Delaware series limited liability company to facilitate investment in individual works of art (each, an “Artwork”) that will be owned by individual series of the Company. We are managed by our affiliate, Masterworks Administrative Services, LLC (the “Administrator”).

Each Artwork is owned by a separate series of the Company. Each series raises investment capital by offering Class A shares pursuant to Regulation A of the Securities Act of 1933, as amended. Each series issues Class A ordinary shares (“Class A shares”) representing ordinary membership interests in such series upon each closing of the series offering. Immediately following the consummation of the series offering, investors participating in such series offering will own 100% of the outstanding Class A shares issued by such series. As a Delaware series limited liability company, the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular series of the Company are segregated and enforceable only against the assets of such series under Delaware law.

All the proceeds from a series offering will be used to pay, directly or indirectly, for the acquisition of a single Artwork, and to pay an expense allocation to Masterworks Gallery, LLC (“Gallery”), a subsidiary of Masterworks, LLC (“Masterworks”), equal to 11% of the purchase price of the Artwork (or approximately 10% of the size of each series offering). The Company is managed by a Board of Managers comprised of three individuals and is administered by Masterworks Administrative Services, LLC (the “Administrator”).

Principles of Consolidation – The consolidated financial statements of each individual series include the accounts of the individual series and a segregated portfolio of Masterworks Cayman, SPC, a Cayman Islands segregated portfolio company (a “SPC”). Each individual series holds title to the specific Artwork that it acquires in a SPC. When a SPC acquires title to an Artwork, the segregated portfolio will issue the applicable series the same number of SPC ordinary shares (“SPC Ordinary shares”) in the segregated portfolio as the number of Class A shares offered to investors in the series offering, and such SPC Ordinary shares shall initially represent 100% of the outstanding equity interests in such segregated portfolio. In the event any additional Class A shares are issued following the closing of a series offering, upon a conversion of Class B ordinary shares or exchange of SPC Preferred shares (as defined in this Note), additional SPC Ordinary shares will be issued to the applicable series, such that at all relevant times the number of outstanding SPC Ordinary shares held by a series shall equal the number of outstanding Class A shares for such series. The accounts of any such series and its corresponding segregated portfolio of the SPC represent the consolidated financial statements of such series, due to the fact that any such series treats the corresponding segregated portfolio as a consolidated subsidiary in these financial statements in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification Subtopic 810-10 Consolidation: Overall (“ASC 810”) . All significant intercompany transactions and balances have been eliminated in consolidation.

The Company reports consolidated financial statements of all its series given that they are under common control. In accordance with ASC 810, reporting entities eliminate intercompany transactions in consolidated financial statements and noncontrolling interest is presented in the consolidated financial statements when a subsidiary of any of the consolidated entities has a noncontrolling interest.

Members’ Liability – The Company is organized as a Delaware series limited liability company, and the debts, liabilities, obligations, and expenses incurred, contracted for or otherwise existing with respect to a particular series of the Company are segregated and enforceable only against the assets of such series under Delaware law. Similarly, as a Cayman Islands segregated portfolio company, the debts, liabilities, obligations, and expenses incurred, contracted for or otherwise existing of a particular segregated portfolio of SPC are segregated and enforceable only against the assets of such segregated portfolio under Cayman Islands law. This means that a creditor of the Company would only be entitled to recover against assets attributed and credited to the specific series of the Company that has a direct financial obligation to such creditor. As such, the liability of a member of a series of the Company for the financial obligations of the series of the Company is limited to the member’s contribution of capital to such series.

Basis of Accounting and Use of Estimates – The Company prepares its financial statements on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the balance sheets and the reported amounts of revenues and expenses in the statements of operations during the applicable period. Actual results could materially differ from those estimates.

Cash – The Company’s cash consists of cash held in a Federal Deposit Insurance Corporation (“FDIC”) insured bank account.

Cash Equivalents – The Company considers all highly liquid investments with original maturities of three months or less at the time of purchase, including investments in money market funds, to be cash equivalents. These investments are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value.

F-67

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Artwork – The Artwork of each series is recorded at cost, which is the purchase price paid for the Artwork plus the Expense Allocation (as defined below), and any other expenditure deemed necessary to bring the Artwork to the intended use (e.g. shipping costs and import taxes). Artwork is determined to have an indefinite life. The Company will review the Artwork for impairment in accordance with the requirements of FASB ASC Subtopic 360-10, Property, Plant, and Equipment: Impairment and Disposal of Long-Lived Assets (“ASC-360”). Those requirements require the Company to perform an impairment analysis whenever events or changes in circumstances indicate that the carrying amount of the Artwork might not be recoverable, i.e., information indicates that an impairment might exist. In accordance with ASC 360, the Company:

●	Considers whether indicators of impairment are present. Indicators or triggers of impairment management considers are: deteriorating physical condition of the Artwork, trends in the art market, reputation of the artist, recent sales of other artworks by the artist, and other events, circumstances, or conditions that indicate impairment might exist;

●	If indicators are present, perform a recoverability test by comparing the estimated amount realizable upon sale of the Artwork, to its carrying value; and

●	If the amount realizable upon sale of the Artwork is deemed to be less than its carrying value, the Company would measure an impairment charge.

If it is determined that measurement of an impairment loss is necessary, the impairment loss would be calculated based on the difference between the carrying amount of the Artwork and its estimated fair value. An impairment loss would be reported as a component of income from continuing operations before income taxes in the Company’s consolidated financial statements. There were no events or circumstances indicating impairment of the Artwork for the period presented.

Expense Allocation – Each series of the Company agreed to pay Gallery an expense allocation payment equal to 11% of the purchase price of the Artwork, which is intended to be a fixed non-recurring expense allocation for (i) financing commitments, (ii) Masterworks’ sourcing the Artwork of such series, (iii) all research, data analysis, condition reports, appraisal, due diligence, travel, currency conversion and legal services to acquire the Artwork of such series and (iv) the use of the Masterworks Platform and Masterworks intellectual property. No other expenses associated with the organization of the Company, any series offering, or the purchase and securitization of the Artwork will be paid, directly or indirectly, by the Company, any series or investors in any series offering.

Concentration of Credit Risk – Financial instruments that potentially subject each series of the Company to a concentration of credit risk consist of cash and cash equivalents. Substantially all the cash of each series of the Company is held by two financial institutions that management believes are of high credit quality in amounts that may exceed federally insured limits at times. The Company has not experienced any losses in these accounts in the past, and management believes the Company is not exposed to significant credit risks as they periodically evaluate the strength of the financial institution in which it deposits funds and cash is only held for a short duration pending closing or a distribution to members.

F-68

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Earnings (loss) per share – The Company applies the two-class method. The Class B shares of a series are a participating security: they carry no right to the capital contributed to that series and entitle the holder to a share of the appreciation in the Artwork of that series, which is settled by a distribution on the sale of the Artwork. Net income (loss) of a series is allocated between the Class A ordinary shares and the Class B shares according to their respective participation rights, and basic earnings (loss) per share of each class is that allocation divided by the weighted-average number of shares of that class outstanding during the period. No income is allocated to the Class B shares of a series that has not sold the Artwork of the series, because the Class B entitlement arises only on a sale.

Diluted earnings (loss) per Class A ordinary share additionally reflects the Class A ordinary shares issuable on exchange of the SPC Preferred shares held by Masterworks in the segregated portfolio of the applicable series. Where a series sells the Artwork of the series, those SPC Preferred shares are exchanged for Class A ordinary shares on or about the date of sale; from the date of exchange the resulting shares are outstanding and are included in the basic weighted-average share count rather than treated as potentially dilutive.

The Class B shares carry a conversion feature. No Class B shares have converted in any period presented and the Class B economic entitlement is satisfied by distribution rather than conversion, so the conversion feature is not treated as a separate dilutive instrument.

Where a series reports a net loss for the period, diluted earnings (loss) per share equals basic earnings (loss) per share, because including potentially dilutive shares would be anti-dilutive. At June 30, 2026, the Class A ordinary shares issuable on exchange of SPC Preferred shares and excluded on that basis were 63,355.

Income Taxes – The Company is a Delaware series limited liability company, and the Company is treated as a partnership for U.S. tax purposes. Each series is disregarded for income tax purposes. As such, the Company and each of its series are pass-throughs for income tax purposes and generally not subject to federal or state income taxes. Instead, each series’ taxable income or loss, which may differ significantly from the income or loss reported in the financial statements, is allocated to its members and each member is responsible for reporting their share of the series’ taxable income or loss on their federal and state tax returns. Accordingly, no provision for income taxes is reflected in the accompanying financial statements.

For the current tax year and all major taxing jurisdictions, the Administrator has determined that the Company and each series qualify as pass-through entities with no uncertain tax positions requiring recognition in the financial statements. If any series incurs an income tax liability in the future, interest on the liability will be recorded as interest expense and penalties will be recorded as income tax expense for that series. The Administrator does not anticipate material changes to its assessment of uncertain tax positions in the next twelve months. However, this conclusion may be subject to review and adjustment based on changes in tax laws, regulations, interpretations, or other factors, including the timing of deductions, income allocation across jurisdictions, and compliance with U.S., state, and foreign tax laws.

Unsettled Subscriptions and Investor Subscription Deposits – The unsettled subscriptions and investor subscription deposits consist of amounts received from potential investors that are expected to be settled in Class A shares of a series at an undetermined future date upon closing of the relevant offering.

Organizational and Offering Costs – The Administrator will pay all of the Company’s ordinary ongoing operating costs and expenses and manage all management services relating to the Company’s business, each series and the Artwork of each series in exchange for SPC Preferred shares as later defined in this Note.

Organizational and offering costs include all expenses relating to the formation of the Company and its series, the qualification of the series’ offerings, and the marketing and distribution of each series’ Class A shares, including, without limitation, expenses for printing and amending offering statements or supplementing offering circulars; mailing and distribution costs; telephones, internet, and other telecommunications costs; all advertising and marketing expenses; charges of experts and fees; expenses and taxes related to the series’ offerings; and qualification of the sale of Class A shares of a series under federal and state laws, including taxes and fees and accountants’ and attorneys’ fees. The Company did not pay any of these costs and is not required to reimburse the Administrator for any of these costs. Accordingly, these costs are not included in the Company’s consolidated financial statements.

F-69

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Members’ Equity – Members’ equity for each series is comprised of different types of membership interests: Class A shares, Class B ordinary shares (“Class B shares”), a Class C ordinary share (“Class C share”), as well as SPC preferred shares (“SPC Preferred shares”) and SPC ordinary shares (“SPC Ordinary shares”) of SPC:

Class A shares - The Class A shares of each series represent in the aggregate 100% of the members’ capital accounts of each such series and an 80% interest in the profits recognized upon any sale of the Artwork of such series, after deduction of all management fees and other expenses.

The authorized number of Class A shares for each series is limited to the primary offering number of shares plus: (i) the number of Class A shares which may be issued upon exchange of the SPC Preferred shares, plus (ii) shares which may be issued upon conversion of Class B shares. All Class A shares have certain limited voting and approval rights, including for the issuance of additional shares and removing members of the Board of Managers or the Administrator. The Board of Managers controls all other actions as stated in the Company’s amended and restated operating agreement.

Class B shares - The Class B shares of each series initially held by Masterworks Foundry, LLC (“Foundry”) are profit interests that represent a 20% interest in the profits recognized upon any sale of the Artwork of such series, after deduction of all management fees and other expenses. In addition, prior to a sale of the Artwork, Class B shares of series may be converted into Class A shares of such series with a value at the time of conversion equal to 20% of the increase in value of the Company’s issued and outstanding Class A and B shares. The authorized number of Class B shares is limited to the number of Class B shares set forth on the Consolidated Statement of Members’ Equity. The convertible Class B shares have no specified exercise date, exercise price, or expiration. Class B shares for any series have 100% of the voting rights prior to the issuance of Class A shares of such series and no voting rights after the issuance of Class A shares of such series.

Class C share - The Class C share of each series represents a special class of membership interests, which has no economic rights or obligations, other than so-called “kick-out” rights, meaning the holder has the right to remove, replace or reconstitute the Company’s Board of Managers. The Class C shares can only be issued to, transferred to, or held by, a Masterworks affiliate and there can only be one holder of Class C shares of all series of the Company at any point in time.

SPC Preferred shares - The SPC Preferred shares have a $20 per share liquidation preference over SPC Ordinary shares and are “non-participating”, meaning they do not entitle the holder to receive more than $20 per SPC Preferred share. The SPC Preferred shares entitle the holder to receive cash upon any sale of the Artwork held by the issuing segregated portfolio in an amount up to $20 per share before any payment is made in respect of the Class A shares. The SPC Preferred shares are exchangeable into Class A shares of the series of which the segregated portfolio holds the Artwork at an exchange rate of 1 for 1. If there is a sale of Artwork resulting in a net loss (i.e. holders of Class A shares in a series on a fully-diluted basis would receive a liquidating distribution of less than $20 per Class A share), the Administrator, as the holder of the SPC Preferred shares, would effectively receive up to $20 per SPC Preferred share in preference to any distribution made to Class A shareholders. If the Artwork sale results in a net profit (i.e. holders of Class A shares in a series on a fully-diluted basis would receive a liquidating distribution of more than $20 per Class A share), the Administrator would exchange its SPC Preferred shares into Class A shares prior to the liquidating distribution and would receive the same economics per Class A share as other Class A shareholders. The number of SPC Preferred shares shall be limited to the number of SPC Preferred shares which may be issued pursuant to a management service agreement signed with the Administrator (Note 2).

SPC Ordinary shares - The SPC Ordinary shares represent a 100% residual economic ownership interest in the Segregated Portfolio that owns the Artwork, after deduction of amounts payable in respect of the SPC Preferred shares, if any. Each Series’ membership interest represented by SPC Ordinary shares is eliminated upon consolidation between each Series and its corresponding SPC.

Revenue Recognition – The Company does not plan to generate a material amount of revenue until the Artwork of any series is sold at some undetermined future date. At the time of sale, revenue will be recognized upon the transfer of the Artwork title to the buyer.

F-70

2. RELATED PARTY TRANSACTIONS

Management services are provided pursuant to a management services agreement among the Company, on behalf of each applicable series, Masterworks Cayman, SPC, on behalf of each applicable segregated portfolio, and the Administrator, which was entered into prior to the initial closing of the initial series offerings, and incorporates a “unitary” fee structure (the “Management Services Agreement”). This means the Administrator will pay all of the ordinary ongoing operating costs and expenses and manage all management services relating to the business, each series and the Artwork of each series in exchange for preferred equity interests in Masterworks Cayman, SPC (the “SPC Preferred shares”) issued at a rate of 1.5% of the total equity interests of each segregated portfolio of Masterworks Cayman, SPC outstanding, per annum. The Company recognizes the management services fees expense at the time of issuance of the related SPC Preferred shares as the requisite service period is considered completed. Once earned, the SPC Preferred shares will be exchangeable for Class A shares of the series of which the segregated portfolio holds the Artwork at an exchange rate of 1 for 1. The SPC Preferred shares are recorded using the net asset value effective as of the applicable quarter-end in which the management services fee is due and payable.

The management services fee covers all ordinary operating costs of the Company and each series; however, the Administrator will charge the Company for any extraordinary costs and payments, including costs and payments associated with litigation, arbitration, or judicial proceedings; material or extraordinary transactions related to a merger, third-party tender offer, or other similar transaction and for selling the Artwork of each series. For any extraordinary costs incurred or payments made on behalf of the Company, the Company will show the expense on its statement of operations in the year of occurrence for the applicable series, as well as carry forward a due to related party liability on its balance sheet in perpetuity, until the Artwork is sold, and the resulting proceeds can be used to settle the liability to the Administrator. The Administrator may be removed from its role as Administrator if the holders of two-thirds (⅔) of the voting shares of all series of the Company voting as a single class vote to remove and replace the Administrator, which would result in termination of the Management Services Agreement.

Additionally, the Management Services Agreement also provides that the Administrator will pay each series of the Company a de minimis annual royalty for the rights to commercialize the Artwork of each series for the duration of the operations of the Company.

All balances and transactions denoted as to or from “affiliate” on the accompanying consolidated balance sheet, statement of operations, and statement cash flows represent related party transactions.

F-71

3. RISKS AND UNCERTAINTIES

The nature of the Company’s operations are limited in scope. The Company holds no material assets other than the Artwork beneficially owned by each series, has no employees (other than officers who are fully compensated by Masterworks), and has no debts or contractual obligations, other than a management services agreement pursuant to which the Administrator will provide services that are essential to the Company, such as storage, insurance, display, transport, SEC filings and compliance, and other normal operating services, and the Administrator will fund all of such costs and expenses. As a result of this relationship, the Company is dependent upon the Administrator and is totally reliant on the Administrator to manage its business.

The preparation of the consolidated financial statements requires the use of estimates by management. Although the Artwork of each series is carried at its cost basis, subject to possible impairment, Management must estimate the value of the Artwork to determine the expense associated with fees payable to the Administrator, which are payable in the form of SPC Preferred shares that are convertible to Class A shares, hence, representing membership interests in the Company. The value of Artwork is highly subjective and given that each artwork is unique, there is a risk that management’s estimates are materially incorrect, which would result in an understatement or overstatement of the Company’s expenses. The value of the Artwork of each series estimated by management has no impact on the number of SPC Preferred shares issued or Class A shares issuable upon conversion thereof.

The Company and each series is subject to an exceptionally high level of concentration risk. The Artwork of any series can decline in value, become worthless or be difficult or impossible to liquidate due to economic factors, trends in the art market generally, trends relating to the genre of the artwork or trends relating to the market for works by the artist that produced the Artwork, as well as changes in the condition of the Artwork and other factors. In periods of global financial weakness and disruption in financial and capital markets, the art market tends to experience declines in transaction volume, making it extremely difficult to liquidate artwork during such periods at acceptable values or at all.

4. SUBSEQUENT EVENTS

Management has evaluated events and transactions that have occurred since June 30, 2026 and reflected their effects, if any, in these statements through September 23, 2026, the date the financial statements were available to be issued, and a summary of material events is set forth below.

No offerings of the Company were qualified after the date of the financial statements through September 23, 2026.

The Artwork of one series was sold and that series is in liquidation. Distributions of the net proceeds to holders of Class A ordinary shares of that series, and the amount remaining to be distributed, were as follows as of September 23, 2026:

Series	Date of Sale	Distribution Commenced	Total Distribution to Class A	Distributed to Date	Remaining to be Distributed
Series 377	April 2, 2026	April 29, 2026	$416,456	$416,427	$29

The amount remaining to be distributed relates to holders for whom payment instructions are outstanding, and is expected to be distributed as those instructions are received.

On September 1, 2026, Nigel S. Glenday resigned as Chief Executive Officer and Chief Financial Officer of the Company. Scott W. Lynn was appointed Chief Executive Officer and Chief Financial Officer effective the same date, and serves as the Company’s principal executive officer, principal financial officer and principal accounting officer.

F-72

Item 4. Exhibits

INDEX OF EXHIBITS

Exhibit No.	Description of Exhibit

2.1	Certificate of Formation of Masterworks Vault 1, LLC (incorporated by reference to the copy thereof submitted as Exhibit 2.1 to the Company’s Post-Qualification Amendment No. 31 to Form 1-A filed on June 17, 2026).*
2.2	Certificate of Amendment to the Certificate of Formation of Masterworks Series 001, LLC (incorporated by reference to the copy thereof submitted as Exhibit 2.2 to the Company’s Post-Qualification Amendment No. 31 to Form 1-A filed on June 17, 2026).*
2.3	Form of Second Amended and Restated Operating Agreement of Masterworks Vault 1, LLC (incorporated by reference to the copy thereof submitted as Exhibit 2.3 to the Company’s Post-Qualification Amendment No. 31 to Form 1-A filed on June 17, 2026).*
4.1	Form of Subscription Agreement for Regulation A Offering (incorporated by reference to the copy thereof submitted as Exhibit 4.1 to the Company’s Post-Qualification Amendment No. 31 to Form 1-A filed on June 17, 2026).*
6.1	Amended and Restated Memorandum and Articles of Association of Masterworks Cayman, SPC (incorporated by reference to the copy thereof submitted as Exhibit 6.1 to the Company’s Post-Qualification Amendment No. 31 to Form 1-A filed on June 17, 2026).*
6.2	Form of Designation of SPC Ordinary Shares and SPC Preferred Shares (incorporated by reference to the copy thereof submitted as Exhibit 6.2 to the Company’s Post-Qualification Amendment No. 31 to Form 1-A filed on June 17, 2026).*
6.3	Form of Amended and Restated Management Services Agreement (incorporated by reference to the copy thereof submitted as Exhibit 6.3 to the Company’s Post-Qualification Amendment No. 31 to Form 1-A filed on June 17, 2026).*
6.4	Form of Amended and Restated Financing, License and Sourcing Agreement (incorporated by reference to the copy thereof submitted as Exhibit 6.4 to the Company’s Post-Qualification Amendment No. 31 to Form 1-A filed on June 17, 2026).*
6.5	Art Purchase Agreement for Series 300 (incorporated by reference to the copy thereof submitted as Exhibit 6.5 to the Company’s Post-Qualification Amendment No. 31 to Form 1-A filed on June 17, 2026).*
6.6	Art Purchase Agreement for Series 309 (incorporated by reference to the copy thereof submitted as Exhibit 6.6 to the Company’s Post-Qualification Amendment No. 31 to Form 1-A filed on June 17, 2026).*
6.7	Art Purchase Agreement for Series 315 (incorporated by reference to the copy thereof submitted as Exhibit 6.7 to the Company’s Post-Qualification Amendment No. 31 to Form 1-A filed on June 17, 2026).*
6.8	Art Purchase Agreement for Series 318 (incorporated by reference to the copy thereof submitted as Exhibit 6.8 to the Company’s Post-Qualification Amendment No. 31 to Form 1-A filed on June 17, 2026).*
6.9	Art Purchase Agreement for Series 319 (incorporated by reference to the copy thereof submitted as Exhibit 6.9 to the Company’s Post-Qualification Amendment No. 31 to Form 1-A filed on June 17, 2026).*
6.10	Art Purchase Agreement for Series 316 (incorporated by reference to the copy thereof submitted as Exhibit 6.10 to the Company’s Post-Qualification Amendment No. 31 to Form 1-A filed on June 17, 2026).*
6.11	Art Purchase Agreement for Series 323 (incorporated by reference to the copy thereof submitted as Exhibit 6.11 to the Company’s Post-Qualification Amendment No. 31 to Form 1-A filed on June 17, 2026).*
6.12	Art Purchase Agreement for Series 329 (incorporated by reference to the copy thereof submitted as Exhibit 6.12 to the Company’s Post-Qualification Amendment No. 31 to Form 1-A filed on June 17, 2026).*
6.13	Art Purchase Agreement for Series 339 (incorporated by reference to the copy thereof submitted as Exhibit 6.13 to the Company’s Post-Qualification Amendment No. 31 to Form 1-A filed on June 17, 2026).*
6.14	Art Purchase Agreement for Series 340 (incorporated by reference to the copy thereof submitted as Exhibit 6.14 to the Company’s Post-Qualification Amendment No. 31 to Form 1-A filed on June 17, 2026).*
6.15	Form of Art Purchase Agreement of Terms and Conditions of Sale for Series 320.* (incorporated by reference to the copy thereof submitted as Exhibit 6.15 to the Company’s Post-Qualification Amendment No. 31 to Form 1-A filed on June 17, 2026).*
6.16	Form of Art Purchase Agreement of Terms and Conditions of Sale for Series 336.* (incorporated by reference to the copy thereof submitted as Exhibit 6.16 to the Company’s Post-Qualification Amendment No. 31 to Form 1-A filed on June 17, 2026).*
6.17	Form of Art Purchase Agreement of Terms and Conditions of Sale for Series 338.* (incorporated by reference to the copy thereof submitted as Exhibit 6.17 to the Company’s Post-Qualification Amendment No. 31 to Form 1-A filed on June 17, 2026).*
6.18	Form of Art Purchase Agreement of Terms and Conditions of Sale for Series 343.* (incorporated by reference to the copy thereof submitted as Exhibit 6.18 to the Company’s Post-Qualification Amendment No. 31 to Form 1-A filed on June 17, 2026).*
6.19	Form of Art Purchase Agreement of Terms and Conditions of Sale for Series 344.* (incorporated by reference to the copy thereof submitted as Exhibit 6.19 to the Company’s Post-Qualification Amendment No. 31 to Form 1-A filed on June 17, 2026).*
6.20	Form of Art Purchase Agreement of Terms and Conditions of Sale for Series 346.* (incorporated by reference to the copy thereof submitted as Exhibit 6.20 to the Company’s Post-Qualification Amendment No. 31 to Form 1-A filed on June 17, 2026).*
6.21	Form of Art Purchase Agreement of Terms and Conditions of Sale for Series 348.* (incorporated by reference to the copy thereof submitted as Exhibit 6.21 to the Company’s Post-Qualification Amendment No. 31 to Form 1-A filed on June 17, 2026).*
6.22	Form of Art Purchase Agreement of Terms and Conditions of Sale for Series 370.* (incorporated by reference to the copy thereof submitted as Exhibit 6.22 to the Company’s Post-Qualification Amendment No. 31 to Form 1-A filed on June 17, 2026).*
6.23	Form of Art Purchase Agreement of Terms and Conditions of Sale for Series 372.* (incorporated by reference to the copy thereof submitted as Exhibit 6.23 to the Company’s Post-Qualification Amendment No. 31 to Form 1-A filed on June 17, 2026).*
6.24	Form of Art Purchase Agreement of Terms and Conditions of Sale for Series 374.* (incorporated by reference to the copy thereof submitted as Exhibit 6.24 to the Company’s Post-Qualification Amendment No. 31 to Form 1-A filed on June 17, 2026).*
6.25	Art Purchase Agreement for Series 322 (incorporated by reference to the copy thereof submitted as Exhibit 6.25 to the Company’s Post-Qualification Amendment No. 31 to Form 1-A filed on June 17, 2026).*
6.26	Art Purchase Agreement for Series 345 (incorporated by reference to the copy thereof submitted as Exhibit 6.26 to the Company’s Post-Qualification Amendment No. 31 to Form 1-A filed on June 17, 2026).*
6.27	Art Purchase Agreement for Series 377 (incorporated by reference to the copy thereof submitted as Exhibit 6.27 to the Company’s Post-Qualification Amendment No. 31 to Form 1-A filed on June 17, 2026).*
6.28	Art Purchase Agreement for Series 411 (incorporated by reference to the copy thereof submitted as Exhibit 6.28 to the Company’s Post-Qualification Amendment No. 31 to Form 1-A filed on June 17, 2026).*
6.29	Art Purchase Agreement for Series 415 (incorporated by reference to the copy thereof submitted as Exhibit 6.29 to the Company’s Post-Qualification Amendment No. 31 to Form 1-A filed on June 17, 2026).*
6.30	Art Purchase Agreement for Series 386 (incorporated by reference to the copy thereof submitted as Exhibit 6.30 to the Company’s Post-Qualification Amendment No. 31 to Form 1-A filed on June 17, 2026).*
6.31	Art Purchase Agreement for Series 420 (incorporated by reference to the copy thereof submitted as Exhibit 6.31 to the Company’s Post-Qualification Amendment No. 31 to Form 1-A filed on June 17, 2026).*
6.32	Form of Art Purchase Agreement of Terms and Conditions of Sale for Series 423.* (incorporated by reference to the copy thereof submitted as Exhibit 6.32 to the Company’s Post-Qualification Amendment No. 31 to Form 1-A filed on June 17, 2026).*
6.33	Art Purchase Agreement for Series 417 (incorporated by reference to the copy thereof submitted as Exhibit 6.33 to the Company’s Post-Qualification Amendment No. 31 to Form 1-A filed on June 17, 2026).*
6.34	Art Purchase Agreement for Series 421 (incorporated by reference to the copy thereof submitted as Exhibit 6.34 to the Company’s Post-Qualification Amendment No. 31 to Form 1-A filed on June 17, 2026).*
6.35	Art Purchase Agreement for Series 429 (incorporated by reference to the copy thereof submitted as Exhibit 6.35 to the Company’s Post-Qualification Amendment No. 31 to Form 1-A filed on June 17, 2026).*
6.36	Art Purchase Agreement for Series 360 (incorporated by reference to the copy thereof submitted as Exhibit 6.36 to the Company’s Post-Qualification Amendment No. 31 to Form 1-A filed on June 17, 2026).*
6.37	Art Purchase Agreement for Series 442 (incorporated by reference to the copy thereof submitted as Exhibit 6.37 to the Company’s Post-Qualification Amendment No. 31 to Form 1-A filed on June 17, 2026).*
6.38	Art Purchase Agreement for Series 362 (incorporated by reference to the copy thereof submitted as Exhibit 6.38 to the Company’s Post-Qualification Amendment No. 31 to Form 1-A filed on June 17, 2026).*
6.39	Art Purchase Agreement for Series 365 (incorporated by reference to the copy thereof submitted as Exhibit 6.39 to the Company’s Post-Qualification Amendment No. 31 to Form 1-A filed on June 17, 2026).*
6.40	Art Purchase Agreement for Series 446 (incorporated by reference to the copy thereof submitted as Exhibit 6.40 to the Company’s Post-Qualification Amendment No. 31 to Form 1-A filed on June 17, 2026).*
6.41	Art Purchase Agreement for Series 451 (incorporated by reference to the copy thereof submitted as Exhibit 6.41 to the Company’s Post-Qualification Amendment No. 31 to Form 1-A filed on June 17, 2026).*
6.42	Art Purchase Agreement for Series 463 (incorporated by reference to the copy thereof submitted as Exhibit 6.42 to the Company’s Post-Qualification Amendment No. 31 to Form 1-A filed on June 17, 2026).*
6.43	Art Purchase Agreement for Series 467 (incorporated by reference to the copy thereof submitted as Exhibit 6.43 to the Company’s Post-Qualification Amendment No. 31 to Form 1-A filed on June 17, 2026).*
6.44	Art Purchase Agreement for Series 469 (incorporated by reference to the copy thereof submitted as Exhibit 6.44 to the Company’s Post-Qualification Amendment No. 31 to Form 1-A filed on June 17, 2026).*
6.45	Art Purchase Agreement for Series 470 (incorporated by reference to the copy thereof submitted as Exhibit 6.45 to the Company’s Post-Qualification Amendment No. 31 to Form 1-A filed on June 17, 2026).*
6.46	Art Purchase Agreement for Series 453 (incorporated by reference to the copy thereof submitted as Exhibit 6.46 to the Company’s Post-Qualification Amendment No. 31 to Form 1-A filed on June 17, 2026).*
6.47	Art Purchase Agreement for Series 486 (incorporated by reference to the copy thereof submitted as Exhibit 6.47 to the Company’s Post-Qualification Amendment No. 31 to Form 1-A filed on June 17, 2026).*
6.48	Art Purchase Agreement for Series 488 (incorporated by reference to the copy thereof submitted as Exhibit 6.48 to the Company’s Post-Qualification Amendment No. 31 to Form 1-A filed on June 17, 2026).*
6.49	Art Purchase Agreement for Series 489 (incorporated by reference to the copy thereof submitted as Exhibit 6.49 to the Company’s Post-Qualification Amendment No. 31 to Form 1-A filed on June 17, 2026).*
6.50	Art Purchase Agreement for Series 497 (incorporated by reference to the copy thereof submitted as Exhibit 6.50 to the Company’s Post-Qualification Amendment No. 31 to Form 1-A filed on June 17, 2026).*
6.51	Art Purchase Agreement for Series 498 (incorporated by reference to the copy thereof submitted as Exhibit 6.51 to the Company’s Post-Qualification Amendment No. 31 to Form 1-A filed on June 17, 2026).*
6.52	Art Purchase Agreement for Series 506 (incorporated by reference to the copy thereof submitted as Exhibit 6.52 to the Company’s Post-Qualification Amendment No. 31 to Form 1-A filed on June 17, 2026).*
6.53	Art Purchase Agreement for Series 508 (incorporated by reference to the copy thereof submitted as Exhibit 6.53 to the Company’s Post-Qualification Amendment No. 31 to Form 1-A filed on June 17, 2026).*
6.54	Art Purchase Agreement for Series 510 (incorporated by reference to the copy thereof submitted as Exhibit 6.54 to the Company’s Post-Qualification Amendment No. 31 to Form 1-A filed on June 17, 2026).*
6.55	Art Purchase Agreement for Series 512 (incorporated by reference to the copy thereof submitted as Exhibit 6.55 to the Company’s Post-Qualification Amendment No. 31 to Form 1-A filed on June 17, 2026).*
6.56	Art Purchase Agreement for Series 513 (incorporated by reference to the copy thereof submitted as Exhibit 6.56 to the Company’s Post-Qualification Amendment No. 31 to Form 1-A filed on June 17, 2026).*
6.57	Art Purchase Agreement for Series 520 (incorporated by reference to the copy thereof submitted as Exhibit 6.57 to the Company’s Post-Qualification Amendment No. 31 to Form 1-A filed on June 17, 2026).*
6.58	Art Purchase Agreement for Series 521 (incorporated by reference to the copy thereof submitted as Exhibit 6.58 to the Company’s Post-Qualification Amendment No. 31 to Form 1-A filed on June 17, 2026).*
6.59	Art Purchase Agreement for Series 522 (incorporated by reference to the copy thereof submitted as Exhibit 6.59 to the Company’s Post-Qualification Amendment No. 31 to Form 1-A filed on June 17, 2026).*
6.60	Art Purchase Agreement for Series 401 (incorporated by reference to the copy thereof submitted as Exhibit 6.60 to the Company’s Post-Qualification Amendment No. 31 to Form 1-A filed on June 17, 2026).*
6.61	Art Purchase Agreement for Series 548 (incorporated by reference to the copy thereof submitted as Exhibit 6.61 to the Company’s Post-Qualification Amendment No. 31 to Form 1-A filed on June 17, 2026).*

7

6.22	Art Purchase Agreement for Series 370 (incorporated by reference to the copy thereof submitted as Exhibit 6.22 to the Company’s Form 1-A POS filed on August 1, 2023).*
6.23	Art Purchase Agreement for Series 372 (incorporated by reference to the copy thereof submitted as Exhibit 6.23 to the Company’s Form 1-A POS filed on August 1, 2023).*
6.24	Art Purchase Agreement for Series 374 (incorporated by reference to the copy thereof submitted as Exhibit 6.24 to the Company’s Form 1-A POS filed on August 1, 2023).*
6.25	Art Purchase Agreement for Series 322 (incorporated by reference to the copy thereof submitted as Exhibit 6.25 to the Company’s Form 1-A POS filed on August 15, 2023).*
6.26	Art Purchase Agreement for Series 345 (incorporated by reference to the copy thereof submitted as Exhibit 6.26 to the Company’s Form 1-A POS filed on August 15, 2023).*
6.27	Art Purchase Agreement for Series 377 (incorporated by reference to the copy thereof submitted as Exhibit 6.27 to the Company’s Form 1-A POS filed on August 15, 2023).*
6.28	Art Purchase Agreement for Series 411 (incorporated by reference to the copy thereof submitted as Exhibit 6.28 to the Company’s Form 1-A POS filed on October 30, 2023).*
6.29	Art Purchase Agreement for Series 415 (incorporated by reference to the copy thereof submitted as Exhibit 6.29 to the Company’s Form 1-A POS filed on October 30, 2023).*
6.30	Art Purchase Agreement for Series 386 (incorporated by reference to the copy thereof submitted as Exhibit 6.30 to the Company’s Form 1-A POS filed on November 20, 2023).*
6.31	Art Purchase Agreement for Series 420 (incorporated by reference to the copy thereof submitted as Exhibit 6.31 to the Company’s Form 1-A POS filed on November 20, 2023).*
6.32	Art Purchase Agreement for Series 423 (incorporated by reference to the copy thereof submitted as Exhibit 6.32 to the Company’s Form 1-A POS filed on November 20, 2023).*
6.33	Art Purchase Agreement for Series 417 (incorporated by reference to the copy thereof submitted as Exhibit 6.33 to the Company’s Form 1-A POS filed on January 23, 2024).*
6.34	Art Purchase Agreement for Series 421 (incorporated by reference to the copy thereof submitted as Exhibit 6.34 to the Company’s Form 1-A POS filed on March 21, 2024).*
6.35	Art Purchase Agreement for Series 429 (incorporated by reference to the copy thereof submitted as Exhibit 6.35 to the Company’s Form 1-A POS filed on March 21, 2024).*
6.36	Art Purchase Agreement for Series 360 (incorporated by reference to the copy thereof submitted as Exhibit 6.36 to the Company’s Form 1-A POS filed on May 1, 2024).*
6.37	Art Purchase Agreement for Series 442 (incorporated by reference to the copy thereof submitted as Exhibit 6.37 to the Company’s Form 1-A POS filed on May 1, 2024).*
6.38	Art Purchase Agreement for Series 362 (incorporated by reference to the copy thereof submitted as Exhibit 6.38 to the Company’s Form 1-A POS filed on May 30, 2024).*
6.39	Art Purchase Agreement for Series 365 (incorporated by reference to the copy thereof submitted as Exhibit 6.39 to the Company’s Form 1-A POS filed on May 30, 2024).*
6.40	Art Purchase Agreement for Series 446 (incorporated by reference to the copy thereof submitted as Exhibit 6.40 to the Company’s Form 1-A POS filed on July 31, 2024).*
6.41	Art Purchase Agreement for Series 451 (incorporated by reference to the copy thereof submitted as Exhibit 6.41 to the Company’s Form 1-A POS filed on September 18, 2024).*
6.42	Art Purchase Agreement for Series 463 (incorporated by reference to the copy thereof submitted as Exhibit 6.42 to the Company’s Form 1-A POS filed on December 17, 2024).*
6.43	Art Purchase Agreement for Series 467 (incorporated by reference to the copy thereof submitted as Exhibit 6.43 to the Company’s Form 1-A POS filed on January 24, 2025).*
6.44	Art Purchase Agreement for Series 469 (incorporated by reference to the copy thereof submitted as Exhibit 6.44 to the Company’s Form 1-A POS filed on February 11, 2025).*
6.45	Art Purchase Agreement for Series 470 (incorporated by reference to the copy thereof submitted as Exhibit 6.45 to the Company’s Form 1-A POS filed on February 11, 2025).*
6.46	Art Purchase Agreement for Series 453 (incorporated by reference to the copy thereof submitted as Exhibit 6.46 to the Company’s Form 1-A POS filed on February 26, 2025).*
6.47	Art Purchase Agreement for Series 486 (incorporated by reference to the copy thereof submitted as Exhibit 6.47 to the Company’s Form 1-A POS filed on April 11, 2025).*
6.48	Art Purchase Agreement for Series 488 (incorporated by reference to the copy thereof submitted as Exhibit 6.48 to the Company’s Form 1-A POS filed on April 11, 2025).*
6.49	Art Purchase Agreement for Series 489 (incorporated by reference to the copy thereof submitted as Exhibit 6.49 to the Company’s Form 1-A POS filed on April 11, 2025).*
6.50	Art Purchase Agreement for Series 497 (incorporated by reference to the copy thereof submitted as Exhibit 6.50 to the Company’s Form 1-A POS filed on June 23, 2025).*
6.51	Standard Terms and Conditions of Sale for Series 322 (incorporated by reference to the copy thereof submitted as Exhibit 6.1 to the Company’s Form 1-U filed on December 26, 2023).*

* Filed Previously

8

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Masterworks Vault 1, LLC

By:	/s/ Joshua B. Goldstein
Name:	Joshua B. Goldstein
Title:	General Counsel & Secretary

Pursuant to the requirements of Regulation A, this Report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Scott W. Lynn	Chief Executive Officer	September 23, 2026
Scott W. Lynn	(Principal Executive Officer)

/s/ Scott W. Lynn	Chief Financial Officer (Principal Financial Officer	September 23, 2026
Scott W. Lynn	and Principal Accounting Officer) and Member of Board of Managers

/s/ Joshua B. Goldstein	Member of the Board of Managers	September 23, 2026
Joshua B. Goldstein

9